UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: May 2003 (1)                                           File No.: 0-11378

TransGlobe Energy Corporation
(Translation of Registrant’s Name into English)

#2900, 330 – 5th Avenue S.W., Calgary, AB T2P 0L4
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

              Form 20F [ X ] Form 40F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes [ ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - _____________.

FORM 6K	Page 2

Submitted herewith:
(1)	Material Change Form 27 - Report dated May 6, 2003 - Press Release dated April 30, 2003 - TransGlobe Energy Corporation Announces Update on Republic of Yemen Operation.
(2)
Letter from Computershare Trust Company of Canada dated May 2, 2003 confirming the mailing of materials to shareholders for the Annual and Extraordinary Meeting of shareholders of TransGlobe Energy Corporation to be held on April 29, 2003. (See materials listed below, and enclosed.)

(3)	2002 Annual Report of TransGlobe.
(4)	Notice of Meeting/Information Circular.
(5)	Proxy
(6)	Return Card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation (Registrant)
Date: May 6, 2003	By:/s/ David C. Ferguson David C. Ferguson Vice President & CFO

MATERIAL CHANGE REPORT

1.	Reporting Issuer: TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5th Avenue S.W. Calgary, Alberta T2P 0L4 Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change: April 30, 2003

3.
News Release
A press release dated April 30, 2003, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CNN Newswire (Canada and U.S. disclosure package) on April 30, 2003 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change: On April 30, 2003, TransGlobe announced a successful development well at Tasour #9 on Block 32 in the Republic of Yemen.

5.	Full Description of Material Change: See the attached press release.

6.	Reliance on Confidentiality Provisions: Not Applicable

7.	Omitted Information: Not Applicable

8.
Senior Officers:
For further information, please contact Ross G. Clarkson, President and CEO, or Lloyd W. Herrick, Vice-President and COO, at TransGlobe Energy Corporation, Suite 2900, 330 – 5th Avenue S.W., Calgary, Alberta T2P 0L4 (403) 264-9888.

2

9.	Statement of Senior Officer: The foregoing accurately discloses the material change referred to in this report. DATED May 6, 2003, at the City of Calgary, in the Province of Alberta.

/s/ David C. Ferguson_______ David C. Ferguson Vice President, Finance and CFO

NEWS RELEASE____________
FOR IMMEDIATE RELEASE

TRANSGLOBE ENERGY CORPORATION ANNOUNCES UPDATE
ON REPUBLIC OF YEMEN OPERATIONS

Wednesday, April 30, 2003 Calgary, Alberta - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; OTC-BB symbol "TGLEF") is pleased to announce a successful development well at Tasour #9 on Block 32 in the Republic of Yemen.

Block 32, Yemen (13.81% working interest)

The Tasour #9 well was directionally drilled to test the eastern flank of the Tasour field extension defined by the Tasour #7 and Tasour #8 wells. The Tasour #9 well encountered the main Qishn S-1A producing zone and a second Qishn zone in a structurally high position, above the known oil/water contact. The well was placed on production into the central production facility and is currently producing at a rate of 7,500 barrels of fluid per day with an approximate water cut of 82% (approximately 1,500 barrels of oil per day). Additional evaluation work is planned to determine the source of the water production which may be from lower zones in the well. It is expected that the well will continue to produce at the current level which is similar to wells further down the structure. With the addition of Tasour #9, the Tasour field is currently producing approximately 19,500 Bopd (2,690 Bopd to TransGlobe).

The Tasour #7, #8 and #9 wells have changed the structural mapping of the Tasour field. The revised structural picture of the field has set up a number of potential exploration prospects to the west and the east of the Tasour field along the southern, bounding fault. Additional seismic reprocessing and remapping work is underway to select new exploration drilling locations for the future. It is anticipated the first of these locations will commence drilling in June 2003 as a potential western extension of the Tasour field.

Block S-1, Yemen (25.0% working interest)

The An Nagyah #4 well commenced drilling on April 16 to appraise the Upper Lam oil pool discovered in An Nagyah #2. An Nagyah #4 is located approximately 2.5 kilometers northwest of An Nagyah #2. The An Nagyah #2 well tested approximately 1,100 barrels per day of light oil from the Upper Lam (press released December 10, 2002). Results from An Nagyah #4 are expected in mid May.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact: Ross Clarkson, President & C.E.O. - or - Lloyd W. Herrick, Vice President & C.O.O.

Lloyd W. Herrick, Vice President & C.O.O.	Executive Offices: #2900, 330 –5th Avenue, S.W., Calgary, AB T2P 0L4 Tel: (403) 264-9888 Fax: (403) 264-9898 Website: http://www.trans-globe.com E-mail: trglobe@trans-globe.com

   600, 530 – 8th Ave SW., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax.: (403) 267-6529

May 02, 2003

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Toronto Stock Exchange

Dear Sirs:

Subject:     Transglobe Energy Corporation

We confirm that the following material was sent by pre-paid mail on May 1, 2003 to the registered shareholders of the common shares of the subject Corporation:

1.	2002 Annual Report
2.	Notice of Meeting / Information Circular
3.	Proxy
4.	Proxy Return Envelope

We further confirm that copies of the above mentioned material were sent by courier, together with Supplemental Mail List Cards, on May 1, 2003 to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding shareholder communications.

In compliance with security regulations, we are providing this material to you in our capacity as agent for the subject Corporation

Yours truly,

“signed by”

Tracy McAdam
Mailing Specialist
Client Services Stock Transfer
Email: Tracy.McAdam@Computershare.com

cc:     Transglobe Energy Corporation
         Attention:     Margaret Wardle

TGL TGLEF
CONTINUED FOCUS ON GROWTH

TransGlobe Energy
CORPORATION

2002
Annual Report

Annual Meeting

TransGlobe Energy Corporation will hold its Annual and Extraordinary Meeting on Thursday, May 29, 2003 at 3:00 p.m. The meeting will be held in the McMurray Room at the Calgary Petroleum Club located at 319 - 5th Avenue S.W., Calgary, Alberta, Canada.

Abbreviations

Cdn	Canadian
U.S.	United States
WTI	West Texas Intermediate
Bbl	barrel
Bopd	barrels of oil per day
MBbls	thousand barrels
MMBbls	million barrels
Mcf	thousand cubic feet
Mcfpd	thousand cubic feet per day
MMcf	million cubic feet
MMcfpd	million cubic feet per day
Tcf	trillion cubic feet
Boe	*barrel of oil equivalent
Boepd	*barrel of oil equivalent per day
MBoe	*thousand barrels of oil equivalent
NGL	natural gas liquids
the Company	TransGlobe Energy Corporation and/or its wholly owned subsidiaries
TransGlobe	TransGlobe Energy Corporation and/or its wholly owned subsidiaries
yr	year
PSA	Production Sharing Agreement
MOM	Ministry of Oil and Minerals, Republic of Yemen
YOC	Yemen Oil Company
Q	Quarter

* conversion of natural gas to oil on the basis of 6,000 cubic feet of natural gas being equivalent to one barrel of oil

HIGHLIGHTS:

     Cash flow increased 66% to $9,709,852
Net income increased 77% to $5,426,389
Production increased 27% to 1,732 Boed
Proven reserves increased 33% to 2,347,000 Boe
Working capital of $4,748,933 with no debt

Throughout the text of TransGlobe’s annual report and consolidated financial statements, all dollar values are expressed in United States dollars unless otherwise stated.

Message To The Shareholders

I am pleased to submit the 2002 Annual Report to the shareholders. Last year the Company achieved record production, cash flow, net income and reserves. In addition to achieving these milestones, the past year has seen a number of noteworthy events that will shape the future growth of the Company. The noteworthy events, the Tasour field extension and the An Nagyah discovery, will provide focus to the Company’s efforts in the coming years.

  Tasour #7 - increased reserves leading to
  increased field production in 2003.

Months of work reprocessing seismic and reviewing analogue fields led to the decision to drill a deviated well targeting a possible extension of the Tasour field. The result was better than anticipated. Tasour #7 increased field reserves by 91 percent. Tasour #8 in January 2003 confirmed the field extension to the west. Another well in the eastern area of the extension (Tasour #9) is currently drilling.

This discovery has two important outcomes. The first outcome is a revision of the predicted production profile. The Tasour field is now anticipated to produce for a longer period of time, and at a higher rate of production. In 2003 the Tasour field is expected to average 16,000 barrels of oil per day (approximately 2,200 to TransGlobe) and will provide 90 percent of TransGlobe’s revenues. Tasour provides a stable base of cash flow for the Company that affords an expanded exploration and development program in all operational areas.

The second outcome of this discovery is that it provides a whole new exploration concept along the southern, bounding fault. This may lead to additional Tasour reserves or to the discovery of new pools.

• An Nagyah Discovery - potential to take TransGlobe to a new level.

The An Nagyah discovery of 2002 may provide the foundation, or “anchor”, project for commercial development of Block S-1. In December 2002 the Company participated in a new oil discovery in Block S-1 on the An Nagyah (pronounced An Nah - gee - yah) structure. The appraisal drilling on this discovery in early 2003 was very encouraging. Additional drilling and engineering work remains to be done on the An Nagyah structure before committing to a development project. This work is expected to be completed in the first half of 2003.

The An Nagyah discovery follows the 2000 Harmel oil discovery and the An Naeem gas/condensate discovery. A preliminary look at the development plan would envisage initially bringing An Nagyah on stream and then layering in Harmel and An Naeem production in a staged approach. All three discoveries are complementary to the commercial development. Development time to first oil could be similar to the Tasour field, which took eleven months to complete.

Block S-1 is expected to provide the next significant growth in revenues and cash flow. The Company is working towards this having an impact upon the 2004 numbers.

• Other strategic choices affecting TransGlobe’s future.

During 2002 TransGlobe management reviewed the Company’s project portfolio. The aim of the review was to ensure a diversified portfolio of projects which balance risk/reward ratios, cycle time, and oil versus gas. The higher cash flow of 2002 has allowed the Company to consider broadening its project portfolio.

The result is that in 2003 the Company will refocus some capital into Canadian natural gas exploration. Natural gas prices appear to have reached a sustainable higher level. This, along with shorter cycle time and low development costs, make gas a very attractive investment. Land for five drilling locations was recently acquired and additional lands are currently being sought to expand the drilling program. Successful wells could be tied-in in late 2003.

Over the course of the year the Company also reviewed several international new ventures. To enhance and accelerate our capabilities we have directed a portion of our 2003 budget to contract an additional staff member to focus exclusively on new ventures.

In conclusion TransGlobe has completed a record year and enters 2003 debt free, well funded and positioned for additional growth on all its projects. We anticipate 2003 will provide even greater gains for the shareholders.

Ross G. Clarkson President, CEO and Director	April 17, 2003

Operations Review

INTERNATIONAL ACTIVITY

BLOCK 32, REPUBLIC OF YEMEN

  Tasour field extension and new pool discovery
  Record production
  Tasour facilities expanded for increased volumes
  Tasour water injection facilities expanded
  Two wells drilled and one well drilling at year end

Background

TransGlobe entered into its first international project in January 1997 through a farmout agreement and joint venture on Block 32. The Company has since participated in acquisition of seismic data, drilling of fourteen wells and construction of production facilities, resulting in commencement of Tasour field production on November 3, 2000. The joint venture currently consists of TG Holdings Yemen Inc. (a wholly-owned subsidiary of TransGlobe Energy Corporation) with a 13.81087% working interest and partners Ansan Wikfs Hadramaut Ltd. and DNO ASA holding the balance (“the Block 32 Joint Venture Group”). DNO ASA (an independent Norwegian oil company) is the operator of the Block. The Yemen Oil Company (“YOC” - a Yemen government oil company) has a 5% interest in the Block 32 Joint Venture Group’s production sharing oil.

The Block 32 development area covers 570 square kilometers (approximately 228 square miles). The development area encompasses all of the Tasour structure and nine additional prospects. The approved development/production period extends until the year 2020, with an optional five-year extension to 2025.

2002 Activities and Results

Exploration

The past year witnessed excellent growth in reserves, production and a reduction in operating costs for the Tasour field. The Block 32 Joint Venture Group drilled three wells in 2002, one of which was drilling over the year end. One well encountered oil and was placed on production (Tasour #7), one well was dry and abandoned and the third well (Tasour #8) was completed as an oil producer early in 2003.

The first well, Asswairy #1, was drilled in early 2002. Although several zones with oil shows were tested, no hydrocarbons were recovered so the well was abandoned. The second well, Tasour #7, was drilled in September to evaluate a potential field extension to the south of the mapped limits of the Tasour field (see figure below). The Tasour #7 well encountered the main producing zone (Qishn S-1A sandstone) in a structurally higher position than the previously mapped crest of the field. The well also encountered a new productive zone in an underlying sand, the Qishn S-1C. As can be seen from the cross section and revised maps, the size of the Tasour field was enlarged considerably and several new development drilling locations in the southern extension were identified. The first of the new development wells was successfully completed at Tasour #8 in January 2003 at an initial rate of 9,000 Bopd. A second development well targeting the southern field extension commenced drilling at Tasour #9 in April 2003.

The extension of the Tasour field to the southern, bounding fault has increased the size of the field to over 20 million barrels. When commerciality was declared in 2000 the field proven plus probable reserves were estimated at only 6.9 million barrels. This represents a 300% increase in the estimated size of the Tasour field. The Tasour field had produced 7.5 million barrels by December 31, 2002. The remaining proven plus probable reserves are now estimated at 13.3 million barrels (1.836 million barrels to TransGlobe).

The Tasour #7 and #8 wells have changed the structural mapping of the Tasour field. The revised structural picture of the field has set up a number of potential exploration prospects to the west and the east of the Tasour field along the main bounding fault. Additional seismic reprocessing and remapping work is underway to select new exploration drilling locations. It is anticipated the first of these locations will be drilled in Q-2, 2003 as a potential extension of the Tasour field to the west (probably named Tasour #10).

In addition to the exciting new potential along the main Tasour south bounding fault trend, the Block 32 Joint Venture Group shot a 120 kilometer 2-D seismic program to further delineate prospects on the eastern portion of the block. The data was processed in Q-1 2003 and is being interpreted. It is expected that some of these prospects will be ready to drill in the future. The eastern prospects will not be drilled until at least 2004, depending upon the results in and around the Tasour field.

Production

In Block 32, TransGlobe’s working interest production increased 37% from an average of 1,131 Bopd in 2001 to an average of 1,545 Bopd in 2002, with an exit rate of 1,996 Bopd for the month of December 2002. Production increases in 2002 are primarily attributed to the field extension and to the new pool discovery drilled at Tasour #7 in September 2002.

With the completion of Tasour #8 in January 2003 the production potential of the six wells exceeded the facility capacity. Tasour field production was restricted to 16,000 Bopd (2,210 Bopd to TransGlobe) during January and February 2003 due to limited export pump capacity. In March production averaged 17,870 Bopd (2,468 Bopd to TransGlobe) as shut in wells were returned to production and two wells were worked over to replace submersible pumps. The Tasour central production facility (“CPF”) was initially designed to process 15,000 Bopd with expansion capability to match the sales pipeline capacity of 25,000 Bopd. The facility was expanded in early 2002 to handle additional water and oil production. A second facility expansion to increase export pumping capacity to greater than 20,000 Bopd was completed in late February 2003. In addition to the CPF expansion, a water disposal/injection scheme was initiated in 2002, with the majority of the water being injected into Tasour #4. The produced oil and water is separated at the Tasour CPF and the sales oil is pumped to the Nexen Inc. CPF where it enters the Nexen Inc. export pipeline. The oil is pumped to the tanker loading facilities at Riyan on the Indian Ocean for export and sale.

The Block 32 PSA allows for the recovery of historical costs out of production. With the significantly increased oil production and higher oil prices in late 2002 and early 2003 it is expected that all of the historical costs will be recovered early in the second quarter of 2003. A diagram of the production sharing splits before and after full cost recovery is shown on the figure below. In general terms the Block 32 Joint Venture Group’s (“Contractors”) share of oil will reduce from 71.1% to an estimated 40% to 50% of production, depending upon gross revenue, operating costs and future eligible capital expenditures. All qualifying new capital expenditures, such as new seismic or new wells within the Block 32 development area, can be recovered out of cost oil. Therefore the cost oil portion of production can increase or decrease depending on future expenditures.

2003 Outlook

The 2003 Block 32 Joint Venture budget and work program includes drilling two development/appraisal wells, two exploration wells and one contingency well. To date, two wells have been drilled resulting in a producing oil well at Tasour #8 and an exploratory dry hole at Haibish. The development/appraisal well at Tasour #9 commenced drilling in April 2003. It is expected that an exploratory well to the west of the Tasour field will be drilled in the June 2003 (Tasour #10). Another contingent well could be drilled in the fourth quarter of 2003.

BLOCK S-1, REPUBLIC OF YEMEN
  New oil discoveries at An Nagyah #2 (Dec. 2002) and An Nagyah #3 (Feb. 2003)
  Gas/Condensate found at An Naeem #3
  Appraisal drilling planned at An Nagyah #4
  Entered Second Exploration Period (Mar. 2002)

Background

TransGlobe entered into its second international exploration venture in 1997 by signing a Production Sharing Agreement (“PSA”) for the Damis S-1 Block (“Block S-1”) with the Ministry of Oil and Minerals (“MOM”).The PSA was ratified by the Yemen Parliament on June 14, 1998 and was signed by the President of the Republic of Yemen on June 28, 1998. TG Holdings Yemen Inc. (a wholly owned subsidiary of TransGlobe Energy Corporation) entered into a joint venture arrangement for Block S-1 with a subsidiary of Vintage Petroleum Inc., a U.S. independent exploration and production company based in Tulsa, Oklahoma (“Block S-1 Joint Venture Group”). During 2000 Vintage earned a 75% working interest in Block S-1 by funding 100% of the work commitments for the first exploration period of the Block S-1 PSA and by spending a minimum of $20 million. TransGlobe has retained a 25% working interest in Block S-1. The YOC has a 17.5% interest in the Block S-1 Joint Venture Group’s share of production sharing oil.

Block S-1 is strategically located near existing pipelines and adjacent to the Yemen Hunt Oil Co.’s Marib al Jawf production area. Close proximity to pipelines and Yemen Hunt Oil Co.’s infrastructure will significantly reduce the cost of developing an oil discovery on Block S-1 and will shorten the time period required to commence oil production. The Marib al Jawf basin is a prolific producing region with discovered fields of over 900 MMBbls of oil and 7 Tcf of gas with current production of 140,000 Bopd.

The first exploration period ended on March 28, 2002 and the Block S-1 Joint Venture Group elected to proceed with a second exploration period of 2 1/2 years. The second exploration period will expire on September 28, 2004 with an optional six month extension to March 28, 2005. The second exploration period commitments were satisfied by the drilling of An Naeem #2 (2000), Osaylan #1 (2002), An Nagyah #2 (2002) and a 3-D seismic survey (2001).

Block S-1 originally encompassed an area of 4,484 square kilometers (approximately 1,794 square miles). Upon entering the second exploration period a mandatory 25% relinquishment reduced the area to 3,363 square kilometers (approximately 1,345 square miles). The relinquished lands were not considered prospective.

2002 Activities and Results

Exploration

The 3-D seismic acquired in 2001 was interpreted during the first half of 2002 and drilling locations were selected. In September 2002 the Block S-1 Joint Venture Group initiated the second drilling campaign on the block. Two wells were drilled and tested and one well was still drilling at the end of 2002. The first well, Osaylan #1, was drilled to a total depth of 1,902 meters and was abandoned after encountering minor oil shows. The primary target, the Alif reservoir sandstone, was encountered however the logs did not indicate hydrocarbons were present. The second exploration well, An Nagyah #2, was drilled to a total depth of 1,624 meters and discovered light 46 degree oil in the Upper Lam formation. The well was suspended as a potential future oil producer after testing up to 1,100 Bopd from the Upper Lam formation. The third exploration well, An Naeem #3, was drilled to a total depth of 1,623 meters to evaluate a potential oil rim on the An Naeem structure. The An Naeem #3 well tested gas and condensate from the Alif zone and did not encounter the anticipated oil rim. The fourth well of the program, An Nagyah #3, commenced drilling in February 2003 to appraise the light oil discovery made at An Nagyah #2. The well was drilled to a total depth of 1,292 meters and encountered the Upper Lam sandstones in a structurally higher position than the An Nagyah #2 well. Although the Upper Lam sandstones had a thicker gross reservoir section and better indicated porosity and permeability than found at An Nagyah #2, the Upper Lam was not flow tested as it was entirely above the gas/oil contact found in the An Nagyah #2 well. The An Nagyah #3 well did test 240 Bopd of light 42 degree oil from a new pool in the Lower Lam. The core and test data indicate the Lower Lam reservoir has less porosity and permeability than the Upper Lam reservoir and therefore may require stimulation to enhance production. The discovery of a new productive horizon in the Lower Lam should augment development economics. The fifth well in the program, An Nagyah #4, is scheduled to commence drilling in late April to appraise the Upper Lam oil pool discovered in An Nagyah #2 in a structurally down dip position. The diagram below indicates the relative positions of the An Nagyah wells and the northward dipping Upper and Lower Lam zones.

The An Nagyah structural closure mapped on 3-D seismic data could encompass up to 18 square kilometers (7 square miles). A successful appraisal well at An Nagyah #4 could lead to a fast track development of the discovery or to additional appraisal drilling and testing prior to committing to a development scheme.

Potential Development Scheme

Management of the Company is optimistic that the An Nagyah light oil discovery could provide the Company with its first oil production from Block S-1 as early as the second half of 2004. This is contingent upon the results of future appraisal drilling, particularly at An Nagyah #4.

The development plan envisions an integrated, phased project which includes the light oil discovered at An Nagyah, the natural gas/condensate discovery at An Naeem and the shallow medium gravity oil discovery at Harmel #1. The An Nagyah discovery could initially produce 6,000 to 10,000 Bopd (1,500 to 2,500 Bopd to TransGlobe) exported through the Hunt Oil Co. operated pipeline system to the tanker loading facility on the Red Sea. The nearest potential tie in point to the export pipeline system is approximately 28 kilometers (18 miles) from An Nagyah.

Natural gas and condensate from the An Naeem discovery would be pipelined to An Nagyah. Gas would be separated for injection into the Upper Lam formation to maintain reservoir pressure and increase oil recovery. Stabilized condensate from An Naeem would be sold with the An Nagyah light oil production and used to blend with the medium gravity oil discovered at Harmel. With An Nagyah as the anchor project, the Harmel #1 shallow oil well could be placed on early production. Initially the Harmel oil would be trucked to the An Nagyah facility for blending with An Naeem condensate and sold with the An Nagyah production.

Additional Harmel shallow oil wells could be drilled and placed on production until sufficient reservoir information is obtained to properly evaluate the merits of a full scale commercial development of the Harmel shallow oil discovery. The Harmel #1 well tested medium gravity crude from three shallow horizons at a depth of approximately 400 to 700 meters. The horizons were mapped on good quality 3-D seismic and display a structural closure of up to 25 square kilometers (10 square miles). Should full commercial development proceed, forty to eighty additional shallow wells could be required to exploit the large structure.

Concurrent with the appraisal and evaluation of a potential light oil development scheme at An Nagyah, we are studying the feasibility of developing the large gas reserves found in the An Naeem #1, #2 and #3 wells. The gas could be utilized in Yemen for electricity generation or exported to nearby markets utilizing CNG (“Compressed Natural Gas”) technology. Both possibilities are under investigation. A gas development project of this magnitude will require significantly more time to evaluate, design and construct than conventional oil production. However it could be a significant addition to the Company’s longer-term asset portfolio.

2003 Outlook

The primary focus for 2003 will be the appraisal and testing of the An Nagyah light oil discovery which could lead to the declaration of a commercial oil project prior to year end. The Lam reservoir encountered at An Nagyah is a new producing horizon in Yemen. Its discovery opens up a new exploration focus for Block S-1. In addition to the An Nagyah appraisal work, the current drilling program results are being integrated into the Company’s extensive seismic database to define future exploration drilling prospects.

CANADA

  New production at Cherhill and Nevis
  Dramatically improved natural gas prices (Q-4 2002)
  Divestiture of minor properties
  Expanded 2003 capital budget

Background

TransGlobe acquired its Canadian operations in April 1999. The majority of the Canadian operations are operated by TransGlobe and are focused almost exclusively in the southern/central part of the province of Alberta. The Canadian operations have been successfully expanded to provide increased cash flow and asset value. Although Canadian production is now dwarfed by our international production, the Canadian operations will continue to be expanded to capitalize on the North American gas market. In addition to developing and exploiting our producing areas, the Company has acquired land and has generated a number of drillable prospects within its core focus areas.

2002 Activities and Results

Drilling activity in Canada was curtailed during 2002 due to allocation of resources to the projects in Yemen and due to depressed natural gas prices in North America during the first three quarters of 2002. The Company drilled three wells in 2002 resulting in two producers at Nevis and one shut-in gas well at Morningside.

At Cherhill, the Company completed and tied in a 100% working interest gas well drilled in late 2001. The well commenced production in February 2002 and is currently producing 55 to 60 Boepd.

At Morningside, the Company drilled and completed a marginal shallow gas well (58% working interest) which may be pipeline-connected in the future. Also at Morningside, the Company plans to install a three mile pipeline to connect a 100% working interest gas well which should initially produce 100+ Boepd. It is expected to be connected by the fall of 2003, pending the successful resolution of ongoing landowner negotiations which have delayed the project to date.

At Nevis, the Company drilled two wells in the latter half of 2002 which were placed on production in early 2003. Additional acreage was acquired in the area in late 2002 and early 2003. The Company plans to acquire additional acreage in the area and to drill a minimum of two wells with contingency for another six to eight wells, all focused on natural gas.

The Company sold minor non-core producing properties at Provost, Alberta and Wildmint, British Columbia in 2002.

2003 Outlook

With record cash flow from Yemen in 2002 and early 2003, the Company expanded the Canadian budget to focus on natural gas projects. To date, the Company acquired mineral rights on 7,200 net acres in 2003 and farmed-in on an additional 4,480 (2,240 net) acres. The Company plans to acquire additional mineral rights and negotiating several farm in proposals. The majority of the land is located in Central Alberta on three main prospects, of which two are new focus areas for the Company.

It is anticipated that the Company will drill a minimum of four to six wells, with contingency for an additional six eight wells. All the prospects are focused towards natural gas. It is expected that drilling will commence in June. Successful wells could be on production by late 2003 as all the prospects are near to existing infrastructure and can be accessed year round.

PRODUCTION

The following table is a summary of working interest production, before royalty, by country for the years ended 2002 and 2001.

		2002			2001

	Oil &		Total	Oil &		Total
	Liquids	Gas	Boe	Liquids	Gas	Boe
	MBbls	MMcf	MBoe	MBbls	MMcf	MBoe

Canada	13.6	325.7	67.9	19.3	404.0	86.6
Yemen	564.1	-	564.1	412.7	-	412.7

Total	577.7	325.7	632.0	432.0	404.0	499.3

RESERVES AND ESTIMATED FUTURE NET REVENUES

Outtrim Szabo Associates Ltd. of Calgary, Alberta, independent petroleum engineering consultants, evaluated the Company’s Canadian reserves at December 31, 2002 and 2001. In Canada, proven reserves declined 18% from 946 MBoe at year end 2001 to 772 MBoe at year end 2002. The decline is primarily due to production, well performance and the divestiture of minor properties during 2002.

Fekete Associates Inc. of Calgary, Alberta, independent petroleum engineering consultants, evaluated the Company’s Block 32 reserves in the Republic of Yemen at December 31, 2002 and 2001. TransGlobe’s proven reserves in the Tasour field (13.81087% working interest) in Yemen are up 91% from 823 MBbls at year end 2001 to 1,575 MBbls at year end 2002. The increase replaced 233% of 2002 production. The increase in Yemen reserves is attributable to the excellent field performance and to the Tasour #7 field extension and new pool discovery on Block 32. Although a light oil discovery at An Nagyah #2 on Block S-1 was announced December 10, 2002, a medium gravity oil pool was found at Harmel #1 and a gas-condensate pool at An Naeem #1, #2 and #3, proven reserves will not be assigned to Block S-1 until additional appraisal drilling and project evaluation are completed.

Reserves

		Reserves, Working Interest Before Royalties
		Dec. 31, 2002			Dec. 31, 2001

	Oil &		Total	Oil &		Total
	Liquids	Gas	Boe	Liquids	Gas	Boe
	MBbls	MMcf	MBoe	MBbls	MMcf	MBoe

Proven
Canada	183.0	3,536	772.3	143.8	4,814	946.1
Yemen*	1,574.9	-	1,574.9	823.4	-	823.4

Total proven	1,757.9	3,536	2,347.2	967.2	4,814	1,769.5

Proven plus probable
Canada	216.6	6,450	1,291.6	187.0	7,290	1,402.0
Yemen*	1,835.7	-	1,835.7	967.0	-	967.0

Total proven plus probable	2,052.3	6,450	3,127.3	1,154.0	7,290	2,369.0

Total proven plus 1/2 probable	1,905.1	4,993	2,737.3	1,060.6	6,052	2,069.3

* Yemen reserves presented are for the Block 32 Tasour field only.

Estimated Future Net Revenues

The estimated future net revenues presented below are calculated using the average price received during the final month of the respective reporting periods. The prices were held constant for the life of the reserves.

		Present Value of Future Net Revenues, Before Income Tax**
				Constant Pricing

		Dec. 31, 2002				Dec. 31, 2001
		Discounted at				Discounted at

	Undis- counted	10%	15%	20%	Undis- counted	10%	15%	20%
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)

Proven
Canada *	12,214	8,761	7,702	6,884	10,347	6,943	5,961	5,225
Yemen **	13,309	11,904	11,322	10,802	6,518	5,830	5,546	5,294

Total proven	25,523	20,665	19,024	17,686	16,865	12,773	11,507	10,519

Proven plus probable
Canada *	20,054	12,792	10,888	9,499	14,770	9,284	7,848	6,802
Yemen **	15,405	13,590	12,852	12,199	8,720	7,539	7,072	6,665

Total proven plus probable	35,459	26,382	23,740	21,698	23,490	16,823	14,920	13,467

Total proven plus 1/2 probable	30,491	23,524	21,382	19,692	20,177	14,798	13,214	11,993

*	Canadian values converted at the December 31, 2002 and December 31,2001 exchange rates of 1.5776 and 1.5928 $US/$Cdn respectively.
**	Yemen future net revenues presented are for the Block 32 Tasour field only and include Yemen income tax.

The estimated future net revenues presented below are calculated using escalated pricing forecasts of the respective engineering consulting firms.

	Present Value of Future Net Revenues, Before Income Tax**
	Escalated Pricing

	Dec. 31, 2002				Dec. 31, 2001
	Discounted at				Discounted at

	Undis-				Undis-
	counted	10%	15%	20%	counted	10%	15%	20%
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)

Proven
Canada *	7,922	5,817	5,162	4,651	11,124	7,336	6,268	5,476
Yemen **	9,122	8,231	7,855	7,519	6,358	5,683	5,405	5,158

Total proven	17,044	14,048	13,017	12,170	17,482	13,019	11,673	10,634

Proven plus Probable
Canada *	12,602	8,282	7,126	6,273	16,256	9,905	8,317	7,177
Yemen **	10,409	9,295	8,833	8,421	8,570	7,398	6,934	6,531

Total proven plus probable	23,011	17,577	15,959	14,694	24,826	17,303	15,251	13,708

Total proven plus 1/2 probable	20,028	15,812	14,488	13,432	21,154	15,161	13,462	12,171

*	Canadian values converted at the December 31, 2002 and December 31,2001 exchange rates of 1.5776 and 1.5928 $US/$Cdn respectively.
**	Yemen future net revenues presented are for the Block 32 Tasour field only and include Yemen income tax.

The following table summarizes the constant pricing used to estimate future net revenues.

	December 2002		December 2001

	Oil	Natural Gas	Oil	Natural Gas
	US$/Bbl	US$/Mcf	US$/Bbl	US$/Mcf

Canada *	25.23	4.24	17.07	2.83
Yemen	30.28	-	18.62	-

*	Canadian values converted at the December 31, 2002 and December 31,2001 exchange rates of 1.5776 and 1.5928 $US/$Cdn respectively.

The following table summarizes the escalated pricing used to estimate future net revenues.

	Yemen (Fekete Pricing)		North America (Outtrim Pricing)

	Masila Blend		WTI Oil Ref.		Gas-AECO Spot
	US$/Bbl		US$/Bbl		US$/Mcf

Year	2002	2001	2002	2001	2002*	2001*

2002	N/A	18.25	N/A	20.50	N/A	2.58
2003	23.27	18.25	26.00	20.81	3.58	2.75
2004	21.02	18.75	23.35	21.12	3.21	2.78
2005	20.27	19.25	21.63	21.44	2.93	2.78
2006	20.52	19.75	21.96	21.76	2.95	2.80
2007	20.97	20.20	22.29	22.08	2.97	2.85
Escalated	2%/yr	2%/yr	1.5%/yr	1.5%/yr	1.2% to 14	1.2% to 13
					Then 1.5%	then 1.5%

*	Canadian values converted at the December 31, 2002 and December 31,2001 exchange rates of 1.5776 and 1.5928 $US/$Cdn respectively.

Management’s Discussion and Analysis

The following discussion and analysis is management’s opinion of TransGlobe’s historical financial and operating results and should be read in conjunction with the message to the shareholders, the operations review, the audited consolidated financial statements of the Company for the years ended December 31, 2002 and 2001, together with the notes related thereto. All dollar values are expressed in U.S. dollars, unless otherwise stated.

RESULTS OF OPERATIONS

Net income for 2002 was $5,426,389 ($0.11 per share basic and $0.10 per share diluted) compared to a net income of $3,062,237 ($0.06 per share, basic and diluted) in 2001. Cash flow from operations for 2002 was $9,709,852 ($0.19 per share, basic and diluted) compared to $5,840,455 ($0.12 per share basic and $0.11 per share diluted) in 2001. The increase in net income and cash flow in 2002 is primarily a result of increased production (27%), increased commodity prices and from cost oil reallocation with partners in the Republic of Yemen.

OPERATING RESULTS

	Consolidated

	2002		2001

	$	$/Boe	$	$/Boe

Oil and gas sales	15,386,359	24.34	11,045,880	22.11
Royalties	2,132,254	3.37	2,491,795	4.99
Operating expenses	1,843,273	2.92	1,540,369	3.08

Net operating income*	11,410,832	18.05	7,013,716	14.04

*	Net operating income amounts do not reflect Yemen income tax expense which is paid through oil allocations with MOM in the Republic of Yemen (2002 - $986,862, $1.56/Boe; 2001 - $634,716, $1.27/Boe).

In 2002 the Company operated in two geographic areas, segmented as the Republic of Yemen and Canada. Management’s discussion and analysis will follow under each of these segments.

Republic of Yemen

	2002		2001

	$	$/Boe	$	$/Boe

Oil sales	14,206,217	25.18	9,137,800	22.14
Royalties	1,967,506	3.49	2,137,124	5.18
Operating expenses	1,394,379	2.47	1,133,092	2.74

Net operating income*	10,844,332	19.22	5,867,584	14.22

*	Net operating income amounts do not reflect Yemen income tax expense which is paid through oil allocations with MOM in the Republic of Yemen ($2002 - $986,862, $1.75/Boe; 2001 $634,716, $1.54/Boe).

TransGlobe commenced production on Block 32 on November 3, 2000. Production from the block is shared between the Block 32 Joint Venture Group and MOM pursuant to a PSA. The PSA provides for MOM to receive a 3% royalty of gross production (10% over 25,000 Bopd) with the remaining 97% of revenue split between cost recovery oil and production sharing oil. Cost recovery oil is up to a maximum of 60% of the revenue after deducting royalty. Cost recovery oil allows the Block 32 Joint Venture Group to recover operating costs and exploration and development expenditures as outlined in the PSA. The remaining oil is allocated to production sharing oil shared 65% by MOM and 33.25% by the Block 32 Joint Venture Group and 1.75% to YOC. The net result of the entire production sharing agreement is that 71.1% of the oil is allocated to the Block 32 Joint Venture Group during recovery of historical costs. The Block 32 Joint Venture Group’s Yemen income taxes are paid out of the MOM’s share of production sharing oil. These terms remain in place until gross proven recoverable reserves exceed 30 million barrels of oil or until gross production exceeds 25,000 Bopd.

With significantly increased production, higher oil prices and a 91% increase in proven reserves, management expects to have recovered all the historical costs early in the second quarter of 2003. Following the recovery of the historical exploration and development costs, any new expenditures are recovered out of cost oil from production. Operating expenses are recovered out of cost oil immediately and future eligible expenditures within the Block (such as new wells or facilities) can be recovered out of future production within two years of the expenditures. The Block 32 Joint Venture Group’s share of production following the recovery of historical costs will vary from year to year, depending upon gross revenues, operating costs and eligible capital expenditures within the PSA area. After recovery of historical costs management anticipates that the revenues from the Tasour field that could be allocated to cost recovery will exceed any new expenditures. This will result in a lower cost oil allocation and a larger production sharing oil allocation. The net result is expected to be a reduction of the Block 32 Joint Venture Group’s total share of oil from 71.1% to an estimated 40% to 50% of production, depending upon gross revenue, operating costs and eligible capital expenditures (see diagram on Page 8).

Oil production was 1,545 Bopd to TransGlobe in 2002 compared to 1,131 Bopd in 2001 with an average selling price of $25.18 per barrel (2001 - $22.14 per barrel). Oil exported for sale (Masila blend) is marketed by Nexen Marketing International Ltd. and the price is based on an average dated Brent price less a quality/transportation differential between the dated Brent and the Masila blend. This differential averaged $0.47 per barrel in 2002 and $1.49 per barrel in 2001. TransGlobe expects 2003 gross production from the Tasour field to average 16,000 Bopd (2,210 Bopd to TransGlobe), not including production from future drilling success.

A decrease in royalty expense to $1,967,506 in 2002 compared to $2,137,124 in 2001 is a direct result of reallocations made between the Block 32 Joint Venture Group partners for historical cost pool recoveries during 2002. TransGlobe received a total reallocation of $1,349,077 in 2002 from the Block 32 Joint Venture Group. The majority of the 2002 historical cost pool reallocation represents the recovery of TransGlobe’s original farm-in costs on Block 32 in 1997. It is anticipated that the balance of the historical cost pools dating back to 1992 will be recovered in early 2003, which will result in a final historical cost pool reallocation between the Block 32 Joint Venture Group partners. When the remaining historical costs are recovered in 2003, TransGlobe will have a lower interest in the old historical cost pools (8.88302% versus 13.81087%) and therefore TransGlobe will have a cost sharing reallocation of approximately $1,245,000 to the other partners in the Block 32 Joint Venture Group. Thereafter all future expenditures paid out of cost oil will be allocated at TransGlobe’s working interest (13.81087%).

The royalty expense is comprised of the MOM’s 3% royalty, a portion of MOM’s share of production sharing oil representing a royalty, the YOC’s share of production sharing oil and a 2% royalty to the agent of the Block 32 Joint Venture Group (less operating cost deductions). Royalties averaged $3.49 per barrel for 2002 compared to $5.18 per barrel in 2001. Royalties before historical cost pool reallocation would have averaged $5.88 per barrel for 2002 with the increase over 2001 attributable to increased oil prices.

Operating costs of $1,394,379 averaged $2.47 per barrel in 2002 compared to $2.74 per barrel in 2001. The decreased cost per barrel is attributed to the allocation of fixed operating costs over increased production volumes. The Transportation and Facilities Usage Contract with Nexen Inc. and the MOM allows for an increase in the export pipeline and loading terminal tariff following recovery of historical costs. Currently the tariff is approximately $0.70 per barrel and it is expected to increase to approximately $1.10 per barrel following historical cost recovery in the second quarter of 2003.

Canada

	2002		2001

	$	$/Boe	$	$/Boe

Oil sales	210,827	22.01	246,310	21.61
Gas sales (6 : 1)	901,138	16.60	1,487,615	22.07
NGL sales	68,177	16.84	174,155	21.51

	1,180,142	17.38	1,908,080	21.96
Royalties	164,748	2.43	354,671	4.08
Operating expense	448,894	6.61	407,277	4.69

Net operating income	566,500	8.34	1,146,132	13.19

A 19% decrease in gas volumes and a 25% decrease in average natural gas prices in 2002 resulted in a 39% decrease in gas sales. Gas production averaged 892 Mcfpd in 2002 compared to 1,108 Mcfpd for 2001. The decrease in production is primarily attributed to natural production declines, divestiture of minor properties and to shut-in production during the year in response to low gas prices in the summer. The average natural gas price for 2002 was $2.77 per Mcf compared to $3.68 per Mcf for 2001. To ensure continuous gas production during the traditionally weaker summer market, the Company has entered into a fixed price natural gas sales contract for 500 GJ/day (approximately 500 Mcfpd, or less than 50% of current production) at a price of Cdn$7.65/GJ for the period March 1, 2003 to November 1, 2003.

Oil production averaged 26 Bopd in the year 2002 compared to 31 Bopd in 2001. The decrease is a result of natural production declines and divestiture of minor properties. The average oil price in 2002 was $22.01 per barrel compared to $21.61 per barrel in 2001.

Natural gas liquids production averaged 11 barrels per day in 2002 compared to 22 barrels per day in 2001. Natural gas liquid prices averaged $16.84 per barrel in 2002 and $21.51 per barrel in 2001.

Royalty expenses averaged $2.43 per Boe in 2002 compared to $4.08 per Boe in 2001 which is a reflection of lower prices and gas cost allowance adjustments.

The Company’s operating costs of $448,894 during 2002 averaging $6.61 per Boe compared to $4.69 per Boe in 2001 is the result of increased water handling and allocating fixed operating costs over lower production volumes.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses (“G&A”) increased 44% to $820,691 from $570,609 in 2001, mainly due to an increase in salary and consulting costs, office rent, insurance and professional services. Management expects G&A to stabilize at this level for 2003.

	2002		2001

	$	$/Boe	$	$/Boe

Gross G&A	1,213,094	1.92	985,902	1.97
Capitalized G&A	(392,403)	(0.62)	(415,293)	(0.83)

Net G&A	820,691	1.30	570,609	1.14

DEPLETION AND DEPRECIATION EXPENSE

Depletion and depreciation was $4,277,000 in 2002 compared to $2,762,000 in 2001. The increase is attributable to the inclusion of additional costs in the depletable base in the Republic of Yemen. In Yemen unproven properties in the amount of $7,184,372 were excluded from costs subject to depletion and depreciation. This represents a portion of the costs incurred in Block S-1. These costs will be included in the depletable base as Block S-1 is developed or as impairment is determined.

	2002		2001

	$	$/Boe		$/Boe

Republic of Yemen	3,960,000	7.02	2,405,000	5.83
Canada	317,000	4.67	357,000	4.11

	4,277,000	6.77	2,762,000	5.53

INCOME TAXES

Current income tax expense represents income taxes paid in the Republic of Yemen which increased to $986,862 during 2002 from $634,716 in 2001 as a result of increased production and revenues in Yemen. Future income tax recovery of $67,168 is a result of offsetting unrecorded future tax benefits in Canada against the future tax effect of tax renunciations to flow through shareholders.

The Company has non-capital losses and tax pools for carry forward against future taxable income in Canada in the amount of Cdn$18,674,000 and tax losses in the United States of $13,100,000.

The Company will not record the future tax benefit of these tax losses and pools in the consolidated financial statements until additional producing reserves are added in Canada.

CAPITAL EXPENDITURES/DISPOSITIONS

Capital Expenditures
	2002	2001

Republic of Yemen	$5,435,398	$3,406,363
Canada	1,041,146	1,375,888

	$6,476,544	$4,782,251

Capital expenditures in the year 2002 in the Republic of Yemen were split mainly between Block 32 and Block S-1. On Block 32 expenditures of $2,022,323 were incurred on a three well drilling program comprised of Asswairy #1, Tasour #7 and Tasour #8, facility expansion, water disposal well, additional working interest payment described below and various well workovers. Capital expenditures of $1,472,611 in 2001 on Block 32 were incurred on a three well drilling program comprised of Tasour #5, Tasour #6 and a portion of Asswairy #1, plus a 120 kilometer 2-D seismic program.

Effective January 1, 2000, the Company entered into an agreement to purchase an additional 4% working interest in Block 32 for a total purchase price of $2,136,163, increasing the Company’s working interest to 13.81087%. The Company made an initial payment of $1,176,163. A potential future obligation totalling $960,000 will be due in six payments of $160,000 for each cumulative million barrels of gross oil production commencing at 7 million barrels to a maximum of 12 million barrels. The purchase also includes the proportionate historical cost pools attributable to the interest acquired. During 2002 the Company made the first payment of $160,000 and subsequent to December 31, 2002 a second and a third payment of $160,000 each were made. The Company expects that the remaining payments will be made during 2003.

On Block S-1 the Company incurred $3,404,599 primarily on drilling three wells comprised of Osaylan #1, An Nagyah #2 and An Naeem #3, contractual government payments, pre-drilling inventory and geological / geophysical / geochemical studies. Capital expenditures on Block S-1 in 2001 were $1,890,684 primarily on field acquisition of a 230 square kilometer 3-D seismic program, Harmel #1 production test and various contractual government payments.

Canadian capital expenditures of $1,041,146 in 2002 relate to several mineral lease acquisitions, drilling two wells at Nevis and one well at Morningside and tie in costs at Cherhill, Morinville and Morningside areas.

Dispositions

Proceeds on disposal of oil and gas properties represent dispositions in Canada of minor properties at Wildmint and Provost in 2002.

FINDING AND DEVELOPMENT COSTS

	Three Year
	Average	2002	2001	2000

Total capitalized costs		$6,476,544	$4,782,251	$5,973,407
Proved reserve additions
and revisions (MBoe)		1,209.7	946.2	754.3
Proved plus probable reserve
additions and revisions (MBoe)		1,390.2	700.5	1,075.3
Average cost per Boe - proved	$5.92	$5.35	$5.05	$7.92
- proved plus probable	$5.44	$4.66	$6.83	$5.55

RECYCLE RATIO

	Three Year
	Average	2002	2001	2000

Netback ($/Boe)	$13.14	$15.36	$11.69	$7.56
Proved finding and development costs ($/Boe)	$5.92	$5.35	$5.05	$7.92
Recycle ratio	2.22	2.87	2.31	0.95

The recycle ratio measures the efficiency of TransGlobe’s capital program by comparing the cost of finding and developing proved reserves with the netback from production. The ratio is calculated by dividing the netback by the proved finding and development cost on a Boe basis. Netback is defined as net sales revenues less operating, general and administrative, foreign exchange (gain) loss, interest and current income tax expense per Boe of production.

LIQUIDITY AND CAPITAL RESOURCES

Funding for the Company’s capital expenditures in 2002 was provided by cash flow from operations and working capital.

At December 31, 2002 the Company had working capital of $4,748,933, nil debt and a revolving credit facility of Cdn$2,500,000 and an acquisition/development credit facility of Cdn$2,000,000.

The Company expects to fund its 2003 exploration and development program (budgeted at $10 million firm and contingent) through the use of working capital, cash flow and debt as required. Should cash flow be negatively impacted by reduction in production volumes or commodity prices, the Company has significant flexibility to adjust its Canadian capital budget of $2.7 million.

In December 2002, the Company announced the approval of a Normal Course Issuer Bid to acquire up to 4,855,435 common shares over a 12 month period expiring December 8, 2003. In 2003 the Company acquired 100,000 common shares at a price of Cdn$0.60/share. The acquired shares have been returned to treasury and cancelled.

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

	2003		2004	2005	2006	2007

Office and equipment leases	$112,000		$114,000	$114,000	$114,000	$40,000
Expected contingent payments
on Block 32 additional interest
acquisition in 2000	800,000	(1)	-	-	-	-

	$912,000		$114,000	$114,000	$114,000	$40,000

(1) In 2003, $320,000 has been paid to date.

The Block S-1 second exploration period letter of credit issued in 2002 in the amount of $1,500,000, was fully released in 2003.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in accordance with generally accepted accounting principles requires that management make appropriate decisions with respect to the selection of accounting policies and in formulating estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses. The following is included in Management’s Discussion and Analysis to aid the reader in assessing the critical accounting policies and practices of the Company. The information will also aid in assessing the likelihood of materially different results being reported depending on management’s assumptions and changes in prevailing conditions which affect the application of these policies and practices. Significant accounting policies are disclosed in Note 1 of the Consolidated Financial Statements.

Oil and Gas Reserves Determination

The process of estimating reserves is complex. It requires significant judgements and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available, and as economic conditions impact oil and gas prices and costs.

Full Cost Accounting for Oil and Gas Activities

Depletion and Depreciation Expense

The Company uses the full cost method of accounting for exploration and development activities. In accordance with this method of accounting, all costs associated with exploration and development are capitalized whether successful or not. The aggregate of net capitalized costs, estimated future development costs and estimated future site restoration costs is amortized using the unit of production method based on estimated proved oil and gas reserves.

An increase in estimated proved oil and gas reserves will result in a corresponding reduction in depletion and depreciation expense. A decrease in estimated future development costs will result in a corresponding reduction in depletion and depreciation expense.

Unproven Properties

Certain costs related to unproved properties and major development projects may be excluded from costs subject to depletion and depreciation until proved reserves have been determined or their value is impaired. These properties are reviewed quarterly and any impairment is transferred to the costs being depleted or, if the properties are located in a cost centre where there is no reserve base, the impairment is charged directly to earnings.

Ceiling Test

The full cost method of accounting requires the calculation of a ceiling test which limits the net capital costs carried to an amount that is equal to the estimated future net revenues from the Company’s oil and gas properties plus the cost (net of impairment) of unproved properties. The test is a cost recovery test and is not intended to represent an estimate of fair market value. The test is performed quarterly. If the net carrying cost of the oil and gas properties exceeds the indicated limit then the difference is charged to earnings.

RISKS

The Company is exposed to a variety of business risks and uncertainties in the international petroleum industry including commodity prices, exploration success, production risk, foreign exchange, interest rates, government regulation, changes of laws affecting foreign ownership, political risk of operating in foreign jurisdictions, taxes, environmental preservation and safety concerns.

Many of these risks are not within the control of management, but the Company has adopted several strategies to reduce and minimize the effects of these factors: The Company applies rigorous geological, geophysical and engineering analysis to each prospect.

  The Company utilizes its in-house expertise for all international ventures and employs and contracts professionals to handle each aspect of the Company’s business.
  The Company maintains U.S. dollar bank accounts which is its main operating currency.
  The Company maintains a conservative approach to debt financing and currently has no long-term debt.
  The Company maintains insurance according to customary industry practice, but cannot fully insure against all risks.
  The Company conducts its operations to ensure compliance with governmental regulations and guidelines.
  The Company retains independent petroleum engineering consultants to determine year-end Company reserves and estimated future net revenues.

QUARTERLY FINANCIAL SUMMARY

	2002

	Q-4	Q-3	Q-2	Q-1

Oil and gas sales, net of royalties	$5,459,364	$2,964,411	$2,859,258	$1,971,072

Cash flow from operations	$4,380,792	$2,111,302	$1,951,125	$1,266,633
Cash flow from operations per share
- Basic	$0.09	$0.04	$0.04	$0.02
- Diluted	$0.09	$0.04	$0.04	$0.02

Net income	$3,197,791	$1,040,470	$873,125	$315,003
Net income per share
- Basic	$0.07	$0.02	$0.02	$0.01
- Diluted	$0.06	$0.02	$0.02	$0.01

	2001

	Q-4	Q-3	Q-2	Q-1

Oil and gas sales, net of royalties	$1,647,479	$1,928,521	$2,488,120	$2,489,965

Cash flow from operations	$1,029,365	$1,266,471	$1,805,319	$1,739,300
Cash flow from operations per share
- Basic	$0.02	$0.03	$0.04	$0.03
- Diluted	$0.02	$0.02	$0.04	$0.03

Net income	$337,365	$685,471	$1,034,101	$1,005,300
Net income per share
- Basic	$0.01	$0.01	$0.02	$0.02
- Diluted	$0.01	$0.01	$0.02	$0.02

Management’s Report

The consolidated financial statements of TransGlobe Energy Corporation were prepared by management within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles. Management is responsible for ensuring that the financial and operating information presented in this annual report is consistent with that shown in the consolidated financial statements.

The consolidated financial statements have been prepared by management in accordance with the accounting policies as described in the notes to the consolidated financial statements. Timely release of financial information sometimes necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. When necessary, such estimates are based on informed judgements made by management.

Management has designed and maintains an appropriate system of internal controls to provide reasonable assurance that all assets are safeguarded and financial records properly maintained to facilitate the preparation of consolidated financial statements for reporting purposes.

Deloitte & Touche LLP, an independent firm of Chartered Accountants appointed by the shareholders, have conducted an examination of the corporate and accounting records in order to express their opinion on the consolidated financial statements. The Audit Committee, consisting of three independent directors, has met with representatives of Deloitte & Touche LLP and management in order to determine if management has fulfilled its responsibilities in the preparation of the consolidated financial statements. The Board of Directors has approved the consolidated financial statements.

Ross G. Clarkson President & Chief Executive Officer February 28, 2003	David C. Ferguson Vice President, Finance & Chief Financial Officer

Auditors’ Report

To the Shareholders of
TransGlobe Energy Corporation:

We have audited the consolidated balance sheets of TransGlobe Energy Corporation as at December 31, 2002 and 2001 and the consolidated statements of income and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, except for the accounting policy change as described in Note 1 to the consolidated financial statements, on a consistent basis.

Calgary, Alberta February 28, 2003	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA- U.S. REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) outlining changes in accounting policies that have been implemented in the financial statements. As discussed in Note 1 to the consolidated financial statements, in 2002 the Company has adopted the new Canadian Institute of Chartered Accountants Handbook recommendations for stock compensation.

Calgary, Alberta February 28, 2003	Chartered Accountants

Consolidated Statements of Income and Deficit

(Expressed in U.S. Dollars)

	Year Ended	Year Ended
	December 31, 2002	December 31, 2001

REVENUE
Oil and gas sales, net of royalties	$13,254,105	$8,554,085
Other income	42,108	16,470

	13,296,213	8,570,555

EXPENSES
Operating	1,843,273	1,540,369
General and administrative	820,691	570,609
Foreign exchange (gain) loss	(6,988)	(3,800)
Interest	16,154	4,424
Depletion and depreciation	4,277,000	2,762,000

	6,950,130	4,873,602

Net income before income taxes	6,346,083	3,696,953

Income taxes (Note 6)
- future	(67,168)	-
- current	986,862	634,716

	919,694	634,716

NET INCOME	5,426,389	3,062,237

Deficit, beginning of year	(17,724,698)	(20,786,935)

Deficit, end of year	$(12,298,309)	$(17,724,698)

Net income per share (Note 8)
Basic	$0.11	$0.06
Diluted	$0.10	$0.06

Consolidated Balance Sheets

(Expressed in U.S. Dollars)
	December 31, 2002	December 31, 2001

ASSETS
Current
Cash	$2,595,170	$1,174,846
Accounts receivable	2,984,000	975,773
Prepaid expenses	88,837	60,687

	5,668,007	2,211,306

Capital assets
Canada (Note 2)	3,651,305	3,044,746
Republic of Yemen (Note 3)	15,066,835	13,591,437

	18,718,140	16,636,183

	$24,386,147	$18,847,489

LIABILITIES
Current
Accounts payable and accrued liabilities	$919,074	$828,959

Provision for site restoration and abandonment	122,209	106,209

	1,041,283	935,168

SHAREHOLDERS’ EQUITY
Share capital (Note 5)	35,643,173	35,637,019
Deficit	(12,298,309)	(17,724,698)

	23,344,864	17,912,321

	$24,386,147	$18,847,489

APPROVED BY THE BOARD

Ross G. Clarkson, Director	Lloyd W. Herrick, Director

Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)
	Year Ended	Year Ended
	December 31, 2002	December 31, 2001

CASH FLOWS RELATED TO THE
FOLLOWING ACTIVITIES:

OPERATING
Net income	$5,426,389	$3,062,237
Adjustments for:
Depletion and depreciation	4,277,000	2,762,000
Performance bonus expense paid in shares (Note 5)	73,631	16,218
Future income taxes	(67,168)	-

Cash flow from operations (Note 8)	9,709,852	5,840,455

Changes in non-cash working capital (Note 7)	(2,478,700)	621,196

	7,231,152	6,461,651

FINANCING
Issue of share capital (Note 5)	(308)	210,797
Issuance (repayment) of long-term debt	-	(77,634)

	(308)	133,163

INVESTING
Purchase of capital assets
Yemen	(5,435,398)	(3,406,363)
Canada	(1,041,146)	(1,375,888)
Proceeds on disposal of oil and gas properties	133,587	-
Changes in non-cash working capital (Note 7)	532,437	(702,631)

	(5,810,520)	(5,484,882)

NET INCREASE IN CASH	1,420,324	1,109,932

CASH, BEGINNING OF YEAR	1,174,846	64,914

CASH, END OF YEAR	$2,595,170	$1,174,846

Cash flow from operations per share (Note 8)
Basic	$0.19	$0.12
Diluted	$0.19	$0.11

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002 and December 31, 2001

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation
These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, TransGlobe Oil and Gas Corporation, TransGlobe Petroleum International Inc., TransGlobe International (Holdings) Inc., and TG Holdings Yemen Inc.

Accounting principles
These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States, except as disclosed in Note 14.

Oil and gas properties
The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the exploration for and development of oil and gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells and overhead charges directly related to acquisition, exploration and development activities.

The capitalized costs, together with the costs of production equipment, are depleted and depreciated on the unit-of-production method based on the estimated gross proven reserves and determined by independent petroleum engineers. Oil and gas reserves and production were converted into equivalent units of 6,000 cubic feet of natural gas to one barrel of oil based upon relative energy content.

Costs of acquiring and evaluating unproved properties and major development projects are initially excluded from the depletion and depreciation calculation. These costs are assessed periodically to ascertain whether impairment has occurred. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion and depreciation.

The capitalized costs less accumulated depletion and depreciation, future income taxes and the provision for future site restoration costs in each cost centre are limited to an amount equal to the estimated future net revenue from proven reserves plus the cost (net of impairment) of unproven properties.

The total capitalized costs less accumulated depletion and depreciation, future income taxes and the provision for future site restoration costs of all cost centres is further limited to an amount equal to the estimated future net revenue from proven reserves plus the cost (net of impairment) of unproven properties of all costs centres less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.

Proceeds from the sale of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.

Substantially all of the Company’s exploration, development and production activities are conducted jointly with others and accordingly, these consolidated financial statements reflect only the Company’s proportionate interest in such activities.

Estimated future site restoration costs are provided for using the unit-of-production method and remaining proven reserves. Costs are estimated by the Company based on current regulations, costs, technology and industry standards. The annual charge is included in the provision for depletion and depreciation. Actual site restoration expenditures are charged to the accumulated provision account as incurred.

Furniture and fixtures are depreciated at declining balance rates of 20 to 30 percent.

Foreign currency
The Company uses the United States dollar as its reporting currency since the majority of the Company’s business is transacted in United States dollars. The Company and its subsidiaries are considered to be integrated operations and the accounts are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the rates of exchange in effect at the balance sheet date; non-monetary assets at historical rates and revenue and expense items at the average rates for the period, other than depletion and depreciation which are translated at the same rates of exchange as the related asset. The net effect of the foreign currency translation is included in current operations.

Cash and cash equivalent
Cash includes actual cash held and short-term investments such as treasury bills with maturity of less than three months.

Revenue recognition
The Company records oil and gas revenue at the time of physical transfer to purchaser.

Income taxes
The Company records income taxes using the liability method. Under this method, future income tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

Flow through shares
The Company has financed a portion of its exploration and development activities in Canada through the issue of flow through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. To recognize the foregone tax benefits, share capital is reduced and a future income tax liability is recorded as the related expenditures are made. The Company has sufficient tax losses for which the future tax benefit is not recorded to offset the increase in future taxes due to the renouncement of expenditures.

Stock options
The Company has a stock option plan as described in Note 5. No compensation expense has been recorded upon the granting of the options at market prices. Effective January 1, 2002, the Company adopted CICA 3870 “Stock Based Compensation and Other Stock Based Payments”. As permitted by CICA 3870, the Company has applied this change prospectively for new awards granted on or after January 1, 2002. For 2002 the Company has calculated the impact on net earnings and earnings per share on a proforma basis (Note 5(g)). For periods prior to January 1, 2002 the Company did not recognize any compensation expense when stock options were issued to employees.

Per share amounts
Net income and cash flow from operations per share are calculated using the weighted average number of shares outstanding during the year. Diluted net income and cash flow from operations per share are calculated using the treasury stock method. The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price.

Measurement uncertainty
The amounts recorded for depletion and depreciation of property and equipment, the provision for site restoration costs and the ceiling test calculation are based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be significant.

2. CAPITAL ASSETS - CANADA

	2002	2001

Oil and gas properties	$4,618,485	$3,725,222
Furniture and fixtures	201,539	187,243
Accumulated depletion and depreciation	(1,168,719)	(867,719)

	$3,651,305	$3,044,746

During the year the Company capitalized overhead costs relating to exploration and development activities of $153,569 (2001 - $156,311).

Depletion and depreciation expense includes $16,000 (2001 - $24,000) related to the provision for site restoration which is calculated based on a total future estimated cost of $319,000 (2001 - $297,000).

3. CAPITAL ASSETS - REPUBLIC OF YEMEN

	2002	2001

Block 32	$13,575,336	$11,553,012
Block S-1	8,016,556	4,611,957
Other	81,943	73,468
Accumulated depletion and depreciation	(6,607,000)	(2,647,000)

	$15,066,835	$13,591,437

The Company commenced production on Block 32 in November 2000. This represents the early stages of a major development program contracted under the Production Sharing Agreement (“PSA”) for the next twenty years. On Block S-1, the second period of the exploration program will be undertaken during 2002, 2003 and 2004. The Company and its partner on Block S-1 have elected to enter the second exploration period effective March 28, 2002. Unproven properties in the amount of $7,184,372 were excluded from costs subject to depletion and depreciation representing a portion of the costs incurred in Block S-1. During the year the Company capitalized overhead costs relating to exploration and development activities of $238,834 (2001 - $258,982).

Block 32

The PSA provides for the Ministry of Oil and Mineral Resources (the “MOM”) in the Republic of Yemen to receive a royalty of 3% (10% over 25,000 barrels of oil per day (“Bopd”)) of gross production with the remaining 97% of revenue split between cost recovery oil and production sharing oil. Cost recovery oil is up to a maximum of 60% of 97% of the revenue limited to operating costs and allocated recoverable exploration and development expenditures as outlined in the PSA. Cost recovery oil is 100% for the account of the Block 32 Contractor (Joint Venture Partners) to recover operating costs and exploration and development expenditures. The remaining production sharing oil is shared 65% by MOM and 35% by the Block 32 Contractor which is further shared 5% Yemen Oil Company (“YOC”)/95% Block 32 Contractor. These terms remain in place as long as proven recoverable reserves do not exceed 30 million barrels of oil (gross) or production of 25,000 Bopd.

Block S-1

The PSA provides MOM with a sliding scale royalty of 3%-10% based on daily oil production between 0-100,000 Bopd with the remaining revenue split between cost recovery oil and production sharing oil. Cost recovery oil is up to a maximum of 50% of after royalty revenue limited to operating costs and allocated recoverable exploration and development expenditures, as outlined in the PSA, to be utilized 100% by the Block S-1 Contractor. The balance of the revenue is allocated to production sharing oil and is shared 65%-80% by MOM and 35%-20% by the Block S-1 Contractor (which is further shared 17.5% YOC/82.5% Block S-1 Contractor) based on the production level.

4. LONG-TERM DEBT

Effective January 1, 2002, Canadian accounting standards require that revolving debt with terms of 364 days or less is to be included in current liabilities.

The Company has a Cdn$2,500,000 revolving loan facility and a Cdn$2,000,000 non-revolving acquisition/development facility with a Canadian chartered bank. The loan facilities bear interest at the bank’s Canadian prime rate plus three quarters of one percent and Canadian prime rate plus one percent, respectively, and are secured by a first floating charge debenture over all Canadian assets of the Company, a general assignment of book debts and certain negative pledges. At December 31, 2002 $nil (2001 - $nil) was drawn on these loan facilities.

The Company has a $1,500,000 letter of credit issued in support of the commitments of the second exploration period on Block S-1 in the Republic of Yemen which is secured by a guarantee obtained from Export Development Canada. Subsequent to December 31, 2002 this letter of credit was reduced to $750,000 (see Note 10).

5. SHARE CAPITAL

a) Authorized
The authorized share capital is 500,000,000 common shares with no par value.

b) Issued

	Number of Shares	Amount

Balance, December 31, 2000	50,500,801	$35,410,004
Exercise of stock options (e)	125,000	27,500
Exercise of warrants (f)	50,000	27,500
Performance bonus expense paid in shares (d)	50,000	16,218
Private placement, net of issue costs (c)	519,000	155,797

Balance, December 31, 2001	51,244,801	35,637,019
Future tax effect (c)	-	(67,168)
Share issue costs	-	(309)
Performance bonus expense paid in shares (d)	250,000	73,631
Balance, December 31, 2002	51,494,801	$35,643,173

c) In December 2001, the Company issued 519,000 flow through common shares in a private placement at Cdn$0.49 per share for net proceeds of US$155,797, subscribed by insiders of the Company. The terms of the flow through shares provide that the Company renounce Canadian tax deductions in the amount of Cdn$254,310 to the subscribers with the entire amount to be expended by the Company by December 31, 2002. As at December 31, 2002, the entire amount was spent. As described in Note 1, share capital is reduced and future income taxes are increased by the estimated amount of the future income taxes payable by the Company ($67,168) as a result of renouncing the expenditures to subscribers.

d) Pursuant to an employment contract and the Company meeting certain performance criteria, the Company issued 250,000 and 50,000 common shares to the President of the Company in 2002 and 2001, respectively, recorded at market prices at respective dates of issue.

e) Share purchase options
The Company established a stock option plan in April 1997, with subsequent amendments (the “Plan”). The maximum number of common shares to be issued upon the exercise of options granted under the Plan is 5,052,580 common shares. All incentive stock options granted under the Plan will have a per-share exercise price not less than the trading market value of the common shares at the date of grant and will vest as to 50% of the options, six months after the grant date, and as to the remaining 50%, one year from the grant date.

	2002		2001

	Number	Weighted-	Number	Weighted-
	of	Average	of	Average
	Options	Exercise Price	Options	Exercise Price

Options outstanding at beginning of year	2,379,500	$0.31	2,806,500	$0.32
Granted	1,400,000	0.32	240,000	0.34
Exercised	-	-	(125,000)	0.22
Expired	(155,000)	0.22	(542,000)	0.38

Options outstanding at end of year	3,624,500	$0.32	2,379,500	$0.31

Options exercisable at end of year	2,924,500		2,239,500

The following table summarizes information about the stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable

		Weighted-			Weighted-
	Number	Average	Weighted-	Number	Average	Weighted-
Range of	Outstanding	Remaining	Average	Exercisable	Remaining	Average
Exercise	at Dec. 31,	Contractual	Exercise	at Dec. 31,	Contractual	Exercise
Prices	2002	Life	Price	2002	Life	Price

$ 0.22	1,285,000	0.7	$0.22	1,285,000	0.7	$0.22
Cdn 0.45	20,000	1.8	Cdn 0.45	20,000	1.8	Cdn 0.45
Cdn 0.55	200,000	3.4	Cdn 0.55	200,000	3.4	Cdn 0.55
Cdn 0.39	40,000	3.8	Cdn 0.39	40,000	3.8	Cdn 0.39
Cdn 0.73	679,500	2.6	Cdn 0.73	679,500	2.6	Cdn 0.73
Cdn 0.50	1,400,000	4.3	Cdn 0.50	700,000	4.3	Cdn 0.50

	3,624,500	2.7	$0.32	2,924,500	2.3	$0.32

f) Share purchase warrants
The following table summarizes the share purchase warrants exercised and expired during the years ended and as at December 31, 2002 and 2001:

		Number of Warrants

Dec. 31,				Dec. 31,	Warrant		Expiry
2001	Granted	Expired	Exercised	2002	Price		Date

2,139,806	-	2,139,806	-	-	Cdn$	1.15	Jan. 27, 2002
775,000	-	775,000	-	-		$0.55	Aug. 25, 2002
1,500,000	-	1,500,000	-	-		$0.47	Sept. 8, 2002

4,414,806	-	4,414,806	-	-

		Number of Warrants

Dec. 31,				Dec. 31,	Warrant		Expiry
2000	Granted	Expired	Exercised	2001	Price		Date

2,139,806	-	-	-	2,139,806	Cdn$	1.15	Jan. 27, 2002
875,000	-	50,000	50,000	775,000		$0.55	Aug. 25, 2002
1,500,000	-	-	-	1,500,000		$0.47	Sept. 8, 2002

4,514,806	-	50,000	50,000	4,414,806

g) Stock-based compensation
The Company accounts for its stock-based compensation plans using the intrinsic-value of the options granted whereby no costs have been recognized in the financial statements for stock options granted to employees and directors at market values. Effective January 1, 2002 under Canadian generally accepted accounting principles, the impact of using the fair value method on compensation costs and recorded net earnings must be disclosed. If the fair value method had been used, the Company’s net earnings per share would approximate the following pro forma amounts (the pro forma amounts shown do not include the compensation costs associated with stock options granted prior to January 1, 2002):

2002

Compensation costs	$140,000
Net earnings:
As reported	5,426,389
Pro forma	5,286,389
Net earnings per common shares:
As reported - Basic	$ 0.11
- Diluted	$ 0.10
Pro forma - Basic and diluted	$ 0.10

The fair value of each option granted on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants is as follows:

Risk free interest rate (%)	5.05
Expected lives (years)	5.00
Expected volatility (%)	66.35
Dividend per share	0.00

6. INCOME TAXES

The Company has deductible temporary differences for which no future income tax asset has been recorded. Those deductible temporary differences are Cdn$2,260,000 in non-capital losses and approximately Cdn$5,645,000 of income tax pools in excess of the carrying value of the Company’s Canadian capital assets. The Company also has $13,100,000 of income tax losses in the United States. The Canadian loss carryforwards expire between 2006 and 2010 and the United States loss carryforwards expire between 2006 and 2020. In total, these temporary differences would generate a future income tax asset of Cdn$3,624,400 on Canadian operations for which a valuation allowance of an identical amount would be recorded.

Current income taxes in the amount of $986,862 (2001 - $634,716) represents income taxes incurred and paid under the laws of the Republic of Yemen.

The components of expected income tax expense are as follows:

	2002	2001

Computed Canadian expected income tax
expense at 42.15% (2001 - 42.67%)	$2,674,874	$1,577,490
Non-deductible Crown charges (net of ARTC)	64,036	127,518
Resource allowance	(2,773)	(99,174)
Lower tax rates in the Republic of Yemen	(1,872,869)	(829,858)
Future income taxes recovered	(67,168)	-
Other	123,594	(141,260)

	$919,694	$634,716

7. SUPPLEMENTAL CASH FLOW INFORMATION

	2002	2001

Operating activities
Decrease (increase) in current assets
Accounts receivable	$(2,317,826)	$732,992
Prepaid expenses	(28,150)	(9,577)
Increase (decrease) in current liabilities
Accounts payable	(132,724)	(102,219)

	$(2,478,700)	$621,196

Investing activities
Decrease (increase) in current assets
Accounts receivable	$309,598	$(91,856)

Increase (decrease) in current liabilities
Accounts payable	222,839	(610,775)

	$532,437	$(702,631)

Interest paid	$16,154	$4,424

Taxes paid	$986,862	$634,716

8. NET INCOME AND CASH FLOW PER SHARE

	2002	2001

Basic
Net income per share	$0.11	$0.06
Cash flow from operations per share	$0.19	$0.12
Weighted average number of shares
outstanding	51,449,596	50,640,877

Diluted
Net income per share	$0.10	$0.06
Cash flow from operations per share	$0.19	$0.11
Weighted average number of shares
outstanding	51,944,926	51,118,289

9. SEGMENTED INFORMATION

In 2002 the Company operated in two geographic segments, Canada and the Republic of Yemen. The capital assets in each geographic segment are disclosed in Notes 2 and 3. The Company’s revenue in the Republic of Yemen is based on a 30 day dated Brent average oil price less pricing quality differential and is paid monthly by operator.

The results of operations for the year ended December 31, 2002 are comprised of the following:

	Republic of Yemen	Canada	Total

REVENUE
Oil and gas sales, net of royalties	$12,238,711	$1,015,394	$13,254,105

EXPENSES
Operating	1,394,379	448,894	1,843,273
Depletion and depreciation	3,960,000	317,000	4,277,000

Segmented operations	$6,884,332	$249,500	7,133,832
Other income			42,108

			7,175,940
General and administrative			820,691
Foreign exchange (gain) loss			(6,988)
Interest			16,154
Income taxes (Note 6)			919,694

NET INCOME			$5,426,389

The results of operations for the year ended December 31, 2001 are comprised of the following:

	Republic of Yemen	Canada	Total

REVENUE
Oil and gas sales, net of royalties	$7,000,676	$1,553,409	$8,554,085

EXPENSES
Operating	1,133,092	407,277	1,540,369
Depletion and depreciation	2,405,000	357,000	2,762,000

Segmented operations	$3,462,584	$789,132	4,251,716
Other income			16,470

			4,268,186
General and administrative			570,609
Foreign exchange (gain) loss			(3,800)
Interest			4,424
Income taxes (Note 6)			634,716

NET INCOME			$3,062,237

10. COMMITMENTS AND CONTINGENCIES

The Company is committed to office and equipment leases over the next five years as follows:

2003	$112,000
2004	114,000
2005	114,000
2006	114,000
2007	40,000

The Company has issued a three year letter of credit in the amount of $1,500,000 in support of the commitments of the second exploration period on Block S-1 in the Republic of Yemen. This letter of credit is secured by a guarantee obtained from Export Development Canada. The Company’s obligation to Export Development Canada is secured by a first floating charge debenture (subordinated to the Bank’s interest in the Canadian assets and first to the foreign assets). The Block S-1 second exploration period commitments were fulfilled during 2002 and subsequent to December 31, 2002 the Company’s letter of credit was reduced to $750,000. It is expected that the remaining balance of $750,000 will be released in the first quarter of 2003.

Effective January 1, 2000, the Company entered into an agreement to purchase an additional four percent working interest, increasing the Company’s working interest to 13.81087% in Block 32 for a total purchase price of $2,136,163. The Company made an initial payment of $1,176,163. A potential future obligation totalling $960,000 will be due in six payments of $160,000 for each cumulative million barrels of gross oil production from Block 32 commencing at 7 million barrels to a maximum of 12 million barrels. During 2002 the Company made the first payment of $160,000 and subsequent to December 31, 2002 a second payment of $160,000 was made. The Company expects that the remaining payments will be made during 2003.

11. FINANCIAL INSTRUMENTS

Carrying values of financial instruments, which include accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the short-term or the floating interest rate nature of these amounts.

The Company has foreign exchange risk due to the fact that it operates internationally using foreign currencies.

The Company has commodity price risk associated with its sale of crude oil and natural gas.

The majority of the accounts receivable are in respect of oil and gas operations. The Company generally extends unsecured credit to these customers and therefore the collection of accounts receivable may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

12. COMPARATIVE FIGURES

Certain of the prior period’s comparative figures have been reclassified to conform with the current period’s presentation.

13. SUBSEQUENT EVENT

Subsequent to December 31, 2002, the Company entered into a contract to sell 500 gigajoules (GJ) per day of natural gas in Canada from March 1 to October 31, 2003 for Cdn$7.65/GJ.

14. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING
      PRINCIPLES IN CANADA AND THE UNITED STATES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles and practices (U.S. GAAP).

Escrowed shares

For U.S. GAAP purposes, escrowed shares would be considered a separate compensatory arrangement between the Company and the holder of the shares. Accordingly, the fair market value of shares at the time the shares are released from escrow will be recognized as a charge to income in that year with a corresponding increase in share capital. The difference in share capital between Canadian GAAP and U.S. GAAP represents the effect of applying this provision in 1995 when 187,500 escrow shares were released resulting in an increase in share capital of $833,333 with the offset to deficit.

Stock based compensation

In 1995, the United States Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.” The Company has a stock-based compensation plan as more fully described in Note 5. With regard to its stock option plan, the Company applies APB Opinion No. 25 as interpreted by FASB Interpretation No. 44 in accounting for this plan and accordingly no compensation cost has been recognized. Had compensation expense been determined based on fair value at the grant dates for the stock option grants consistent with the method of SFAS No. 123, the Company’s net income would have been decreased by $171,000 (December 31, 2001 net income would have been decreased by $302,000). Basic net income per share would have been reduced to $0.10 and diluted net income per share would be unchanged (2001 basic and diluted net income per share would have been reduced to $0.05).

The foregoing information is calculated in accordance with the Black-Scholes option pricing model, using the following data and assumptions: volatility, as of the date of grant, computed using the prior one to three-year monthly average prices of the Company’s common shares, which ranged from 113% to 114%; expected dividend yield - 0%; option terms to expiry - 5 years as defined by the option contracts; risk-free rate of return as of the date of grant - 5.05% to 6.03%.

Gain on sale of oil and gas properties

The Company sold all of its oil and gas properties in the United States in the year 2000. The gain on sale under United States GAAP was $145,000 less than under Canadian GAAP arising from ceiling test differences. Under SEC regulations, the future net revenue as calculated for the ceiling test excludes future overhead costs and must be discounted at 10%. This is not required under Canadian GAAP. The effect of applying this provision to the Company’s financial statements in previous years resulted in a higher net book value of capital assets in the United States by $145,000.

Flow through shares

The Company records the renouncement of deductions related to flow through shares by reducing the share capital and recording a future tax liability in the amount of the estimated cost of the tax deductions flowed to the shareholders in the period in which the expenditures are renounced. United States practice requires that the share capital on flow through shares be stated at the quoted market value of the shares at the date of issuance. In addition, the temporary difference that arises as a result of the renouncement of the deductions, less any proceeds received in excess of the quoted market value of the shares is recognized in the determination of income tax expense for the period. In 2000, the effect of applying this provision to the Company’s financial statements would result in an increase in income tax expense and future tax liability by $335,020 representing the tax effect of the flow through shares and a corresponding decrease to income tax expense and future tax liability by $335,020 to record the recognition of the benefit of tax losses available to the Company equal to the liability arising from renouncing tax pools to the subscribers. In 2002, the effect of applying this provision to the Company’s financial statements would result in an increase in income tax expense and future tax liability by $67,168 representing tax effect of the flow through shares and a corresponding decrease to income tax expense and future tax liability by $67,168 to record the recognition of the benefit of tax losses available to the Company equal to the liability arising from renouncing tax pools to the subscriber.

Had the Company followed U.S. GAAP, the shareholders’ equity would have been reported as follows:

	2002		2001
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP

Share capital	$35,643,173	$36,878,694	$35,637,019	$36,805,372
Deficit	(12,298,309)	(13,533,830)	(17,724,698)	(18,893,051)

	$23,344,864	$23,344,864	$17,912,321	$17,912,321

The reconciling items between share capital and deficit for Canadian and United States GAAP are $833,333 related to escrowed shares and $402,188 related to flow through shares as described above. There are no other balance differences.

Had the Company followed U.S. GAAP, the statement of operations would have been reported as follows:

	2002	2001

Net income for the year under Canadian GAAP	$5,426,389	$3,062,237

Net income for the year under U.S. GAAP	5,359,221	3,062,237

Net income per share under U.S. GAAP	$0.10	$0.06

Recent accounting pronouncements

In August 2001, the FASB approved SFAS No. 143, “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.

Management does not believe that SFAS No. 143 will have a material impact on the Company’s financial statements.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, resolving significant implementation issues related to FASB Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, and supersedes the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, for the disposal of a business segment. SFAS No. 144 is effective for the fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Management does not believe that SFAS No. 144 will have material impact on the Company’s financial statements.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, addressed income statement classification of gains and losses from extinguishment of debt. SFAS No. 64 amended SFAS No. 4 and is no longer necessary due to the rescission of SFAS No. 4. SFAS No. 145 also amended SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Management believes that SFAS No. 145 will have no retroactive impact on the Company’s financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which requires the recognition of a liability when incurred for costs associated with an exit or disposal activity. Management does not believe that SFAS No. 146 will have a material impact on the Company’s financial statements.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-based Compensation Transition and Disclosure - an Amendment of FASB Statement No. 123”, to provide alternative methods of accounting for stock-based employee compensation. SFAS No. 148 is effective for fiscal years ending after December 15, 2002 and interim periods beginning after December 15, 2002. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No.123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Management does not believe that SFAS No. 148 will have a material impact on the Company’s financial statements.

Corporate Information

OFFICERS AND DIRECTORS

Robert A. Halpin,
Director, Chairman of the Board

Ross G. Clarkson
Director, President & CEO

Lloyd W. Herrick
Director, Vice President & COO

Erwin L. Noyes
Director

Geoffrey C. Chase
Director

David C. Ferguson
Vice President, Finance, CFO & Secretary

EXECUTIVE OFFICES

TransGlobe Energy Corporation
#2900, 330-5th Avenue S.W.
Calgary, Alberta, Canada, T2P 0L4

Telephone:  (403) 264-9888
Facsimile:    (403) 264-9898
Website:     www.trans-globe.com
E-mail:        trglobe@trans-globe.com

TRANSFER AGENT & REGISTRAR

Computershare Trust Company of Canada
Calgary, Toronto, Vancouver

LEGAL COUNSEL

Burnet, Duckworth & Palmer
Calgary, Alberta

BANKER

National Bank of Canada
Calgary, Alberta

AUDITOR

Deloitte & Touche LLP
Calgary, Alberta

EVALUATION ENGINEERS

Fekete Associates Inc.
Calgary, Alberta

Outtrim Szabo Associates Ltd.
Calgary, Alberta

STOCK EXCHANGE LISTINGS

TSX:             TGL
OTC-BB:      TGLEF

Illustration and Design • Wall Design Studios

TransGlobe Energy Corporation
#2900, 330-5th Avenue S.W.
Calgary, Alberta, Canada,
T2P 0L4

Telephone: (403) 264-9888
Facsimile: (403) 264-9898
Website: www.trans-globe.com
E-mail: trglobe@trans-globe.com

TRANSGLOBE ENERGY CORPORATION
Suite 2900, 330 - 5th Avenue S.W.
Calgary, Alberta T2P 0L4
Tel: (403) 264-9888
Website: www.trans-globe.com

NOTICE OF THE ANNUAL AND EXTRAORDINARY MEETING OF SHAREHOLDERS
TO BE HELD MAY 29, 2003

TO THE HOLDERS OF COMMON SHARES

Notice is hereby given that the Annual and Extraordinary Meeting of Shareholders (the "Meeting") of the holders of common shares ("Common Shares") of TransGlobe Energy Corporation (the "Company") will be held at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, on May 29, 2003, at 3:00 p.m., for the following purposes:

a.	to receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2002 and the Auditors' Report thereon.

b.	to fix the number of directors of the Company at five;

c.	to elect the directors of the Company for the ensuing year;

d.	to appoint Deloitte & Touche LLP as auditors of the Company and to authorize the directors to fix their remuneration;

e.
to consider and, if deemed advisable by shareholders, to authorize the Company to issue, in one or more private placements, an amount of shares that exceeds 25% of the issued and outstanding Common Shares of the Company;

f.	to consider and, if deemed advisable by shareholders, to adopt a new share option plan for the Company;

g.	to consider and, if deemed advisable by shareholders, to pass an ordinary resolution approving the adoption of a shareholder protection rights plan agreement (the "Rights Plan") for the Company; and

h.	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying Information Circular.

The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is April 22, 2003 (the "Record Date"). Shareholders of the Company whose names have been entered in the register of shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a shareholder transfers the ownership of any of such shareholder's shares after such date and the transferee of those shares establishes that the transferee owns the shares and requests, not later than 10 days before the Meeting, to be included in the list of shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those shares at the Meeting.

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with the Transfer Agent and Registrar of the Company c/o Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours (excluding Saturdays, Sundays and

2

statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment thereof.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and/or officers of the Company. Each shareholder has the right to appoint a proxyholder other than such persons, who need not be a shareholder, to attend and to act for such shareholder and on such shareholder's behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

In the event of a strike, lockout or other work stoppage involving postal employees, all documents required to be delivered by a shareholder of the Company should be delivered by facsimile to the Transfer Agent and Registrar at (403) 267-6529.

DATED at Calgary, Alberta this 17th day of April, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Ross G. Clarkson"
President and Chief Executive Officer

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TRANSGLOBE ENERGY CORPORATION

MANAGEMENT PROXY CIRCULAR

for the Annual and Extraordinary Meeting of Shareholders to be Held on May 29, 2003

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting, to be held at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, on May 29, 2003 at 3:00 p.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting.

Unless otherwise stated, the information contained in this Information Circular is given as at April 15, 2003.

No person has been authorized by the Company to give any information or make any representations in connection with the transactions herein described other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Company.

This Management Proxy Circular ("Information Circular"), accompanying Notice of Meeting, as well as the Company's annual report and form of proxy are expected to be mailed to registered shareholders on or before May 1, 2003. The Company is registered with the U.S. Securities and Exchange Commission (the "SEC"). The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934 (United States) (the "1934 Act"). Therefore, the Company is exempt from the proxy requirements of the 1934 Act and this Information Circular complies with the Canadian requirements for Information Circulars.

CURRENCY AND EXCHANGE RATES

All dollar amounts in the Information Circular, unless otherwise indicated, are stated in United States currency. The Company has adopted the US dollar as the functional currency for its consolidated financial statements. The exchange rates for the period average and end of period for the US dollar in terms of Canadian dollars as reported by the Bank of Canada were as follows for the years ended December 31, 2002 ("Fiscal 2002"), December 31, 2001 ("Fiscal 2001") and December 31, 2000 ("Fiscal 2000"):

	Year Ended	Year Ended	Year Ended
	December 31, 2002	December 31, 2001	December 31, 2000

End of Period	Cdn.$1.5776	Cdn.$1.5928	Cdn.$1.4995
Period Average	Cdn.$1.5704	Cdn.$1.5484	Cdn.$1.4854

GENERAL PROXY INFORMATION

General Meeting Requirements

The board of directors of the Company has fixed the record date for the Meeting at the close of business on April 22, 2003 (the "Record Date"). The Company will prepare, as of the Record Date, a list of shareholders entitled to receive the Notice of Meeting and showing the number of common shares ("Common Shares") held by each such shareholder. A shareholder of the Company named in the list is entitled to vote the Common Shares shown opposite such shareholder's name at the Meeting except to the extent that such holder transfers ownership of the Common Shares after the Record Date, in which case the transferee shall be entitled to vote such Common Shares upon establishing ownership and requesting, not later than 10 days before the Meeting, to be included in the list of shareholders entitled to vote at the Meeting.

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Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting, and at any adjournment thereof, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally, or by telephone, facsimile or other electronic means, by directors, officers and employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The Company has made arrangements with Canadian brokerage houses and other intermediaries to send proxy materials, at the Company's expense, to unregistered shareholders (beneficial shareholders) of the Company who have advised their broker or intermediary that they wish to receive such material. In addition, the Company asks banks and brokers in the United States to forward copies to persons for whom they hold Common Shares of the Company and request authority for execution of the proxies. The Company will reimburse the banks and brokers for their reasonable out-of-pocket expenses in doing so.

Appointment of Proxies

The persons named as proxy holders in the accompanying form of proxy are directors and/or officers of the Company and were designated by the management of the Company. A registered shareholder wishing to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting has the right to do so, either by striking out the names of those persons named in the accompanying form of proxy and inserting the desired person's name in the blank space provided in the form of proxy or by completing another form of proxy. A proxy will not be valid unless a properly completed proxy form is received at the office of the Company's Transfer Agent and Registrar, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, fax (403) 267-6529 at least 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or adjournment thereof.

Revocation of Proxies

A registered shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of that corporation, and delivered to the Calgary office of Computershare Trust Company of Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting, or in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many public shareholders of the Company, as a substantial number of the public shareholders of the Company do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to

5

ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Corporation ("ADP Canada"). ADP Canada typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP Canada. ADP Canada then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP Canada sticker on it cannot use that proxy to vote shares directly at the Meeting. The proxy must be returned to ADP Canada well in advance of the Meeting in order to have the shares voted.

All references to shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to shareholders registered as of the Record Date on the Company's shareholder list maintained by the Company's Registrar and Transfer Agent unless specifically stated otherwise.

Voting of Proxies

All Common Shares represented by properly executed and deposited proxies will be voted in accordance with the instructions contained therein. If no choice is specified with respect to any matters referred to herein, the persons designated in the enclosed form of proxy intend on a ballot to vote such Common Shares FOR all of the resolutions described herein.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations to matters referred to herein and with respect to other matters which may properly come before the Meeting. In the event amendments or variations to matters referred to herein are properly brought before the Meeting, or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented at the Meeting.

Voting Securities and Quorum

The voting securities of the Company are entitled to one vote each, and the number outstanding as of the date hereof is 51,877,301 Common Shares. Only shareholders of record by 4:30 p.m. (Calgary time) on April 22, 2003, who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described herein will be entitled to vote or to have their Common Shares voted at the Meeting.

The presence in person or by proxy of at least two persons entitled to vote is necessary to convene the Meeting. Each resolution that will be placed before the Meeting will either be an ordinary resolution requiring for its approval a simple majority of the votes cast in respect of the resolution, or a special resolution requiring for its approval three quarters of the votes cast in respect of the resolution.

MATTERS TO BE ACTED UPON AT THE MEETING

Fixing the Number of Directors

At the Meeting, shareholders will be asked to fix the number of directors for the present time at five (5), as may be adjusted between shareholders' meetings by way of resolution of the Board of Directors of the Company. Accordingly, unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of fixing the number of directors to be elected at the Meeting at five (5).

6

Election of Directors

The directors of the Company are elected annually and hold office until the next annual general meeting of shareholders or until their successors are appointed. Unless authority to do so is withheld, the persons designated in the accompanying form of proxy intend to vote for the nominees of management listed below. Management does not contemplate that any of the nominees will be unable or unwilling to serve as a director but if, for any reason, any of them is unable or unwilling to serve, it is intended that the proxies given pursuant to this solicitation will be voted for a substitute nominee or nominees selected by management, unless authority to vote the proxies in the election of directors is withheld.

Pursuant to section 111 of the Company Act (British Columbia), advance notice of the Meeting was published in the Province newspaper on April 2, 2003 inviting written nominations for directors. No such nominations have been received by the Company.

The persons named in the following table are management's nominees to the Board. All of Messrs. Halpin, Clarkson, Herrick, Noyes and Chase are ordinarily resident in Canada.

The names and municipality of residence of the persons either nominated for or presently holding office as directors, the number of Common Shares beneficially owned, directly or indirectly, or over which each exercises control and direction, the period served as director and the principal occupation during the last five years of each are as follows:

Name, Municipality of Residence and Position with the Company	Number of Common Shares Beneficially Owned or Controlled	Date First Appointed	Principal Occupation

Robert A. Halpin(1)(2)(3) Calgary, Alberta Chairman of the Board and Director	367,585(4)	March 21, 1997	Retired Petroleum Engineer, President and owner, Halpin Energy Resources Ltd., which provides consulting services on international energy projects

Ross G. Clarkson Calgary, Alberta President, CEO and Director	1,985,272(5)	October 11, 1995	President and Chief Executive Officer of the Company since December 4, 1996, with over 25 years' oil and gas industry experience as a senior geological advisor

Lloyd W. Herrick Calgary, Alberta Vice-President, Chief Operating Officer and Director	285,000(6)	April 28, 1999	Vice-President and Chief Operating Officer of the Company since April 28, 1999, with over 25 years' experience in both domestic and international oil and gas exploration and development

Erwin L. Noyes(1)(2)(3) Saanichton, British Columbia Director	130,747(7)	October 11, 1995	Retired since July 31, 2000, Vice-President, International Operations of the Company, with over 30 years' experience in the oil and gas industry

Geoffrey C. Chase(1)(2)(3) Calgary, Alberta Director	153,000(8)	August 11, 2000	Retired Senior Vice-President, Business Development, with Ranger Oil, with over 35 years' experience in the oil and gas industry.

Notes:

(1)	Members of the Company's Audit Committee.
(2)	Members of the Company's Compensation Committee.
(3)	Members of the Company's Governance and Nominating Committee.
(4)
Mr. Halpin also holds incentive stock options to purchase 140,000 Common Shares at U.S.$0.22 per share expiring June 18, 2003, to purchase 15,000 Common Shares at U.S.$0.22 per share expiring January 8, 2004, and to purchase 120,000 Common Shares at Cdn.$0.50 per share expiring April 16, 2007.

(5)
Mr. Clarkson also holds incentive stock options and to purchase 154,500 Common Shares at Cdn.$0.73 per share expiring August 11, 2005, and to purchase 250,000 Common Shares at Cdn.$0.50 per share expiring April 16, 2007.

(6)
Mr. Herrick also holds incentive stock options to purchase 270,000 Common Shares at U.S.$0.22 per share expiring April 28, 2004, to purchase 135,000 Common Shares at Cdn.$0.73 per share expiring August 11, 2005 and to purchase 250,000 Common Shares at Cdn. $0.50 per share expiring April 16, 2007.

(7)
Mr. Noyes also holds incentive stock options to purchase 107,500 Common Shares at U.S.$0.22 per share expiring June 18, 2003, to purchase 150,000 Common Shares at Cdn.$0.73 per share expiring August 11, 2005, and to purchase 120,000 Common Shares at Cdn.$0.50 per share expiring April 16, 2007.

7

(8)
Mr. Chase holds incentive stock options to purchase 140,000 Common Shares at Cdn.$0.73 per share expiring August 11, 2005, and to purchase 120,000 Common Shares at Cdn.$0.50 per share expiring April 16, 2007.

Robert A. Halpin

Mr. Halpin brings to the Company over 45 years' experience in the petroleum industry worldwide as a self-employed consultant (1993 to present); as Vice-President of International Exploration & Production with Petro-Canada Resources of Calgary, Alberta (1988 to October, 1993) and in similar positions with Trend International Ltd., of Denver, Colorado; Saga Petroleum A.S. of Oslo, Norway; Amerada Hess Corporation and American Independent Oil Company, both of New York; Chevron Canada Ltd. in Saskatchewan and Manitoba and Mobil Oil Corporation in New York, Libya and Alberta. Mr. Halpin was a director of Fountain Oil Inc., a public company listed on the Nasdaq Stock Market Inc., from March 1995 to June 1999 and was Chairman of its Board from November 1995 to February 1997; and was a director of Pacific Tiger Energy Inc., a public company listed on the Montreal Exchange, from June 1997 to March 2001 and Chairman of its Board from March 1998 to March 2001; and was a director of Syner-Seis Technologies Inc., a public company listed on the Canadian Venture Exchange (now the TSX Venture Exchange), from May 1997 to June 1999.

Ross G. Clarkson, P. Geol.

Mr. Clarkson was initially retained by the Company as a technical advisor to assist its Yemen concession prospect (now Block S-1) and assist in negotiations with the Ministry of Oil and Mineral Resources, Republic of Yemen. He was appointed as President and Chief Executive Officer of the Company on December 4, 1996 and has served as a director of the Company since October 1995. Mr. Clarkson was formerly employed (1988 to 1996) as a senior geological advisor with Petro-Canada, a major Canadian oil company, and has in excess of 25 years' domestic and international oil and gas exploration experience, including Resident Manager of Petro-Canada (Yemen) Inc. (1990 to 1993); Senior Project Geologist with Canadian Occidental Petroleum Ltd., now Nexen Inc., in Yemen in 1987 and supervisor of international exploration/geologist with Ranger Oil Limited (1979 to 1986). His international familiarity extends to Oman, the United Arab Emirates, Indonesia, Thailand, China, Australia, the North Sea, South America and Africa. Ross Clarkson may be considered to be a "promoter" of the Company as defined under securities laws in that he took the initiative in substantially reorganizing the Company in 1997 and 1998.

Lloyd W. Herrick, P.Eng.

Prior to joining TransGlobe in April 1999 Mr. Herrick was President, Chief Executive Officer and member of the Board of Moiibus Resource Corporation ("Moiibus") (1997 to 1999), an Alberta Stock Exchange listed company which TransGlobe acquired in April 1999. Mr. Herrick is a professional engineer with more than 25 years of oil and gas experience, primarily in North America. Prior to Moiibus Resource Corporation, Mr. Herrick was with Ranger Oil Limited (1982 to 1997), serving in a variety of technical and management/executive positions including Vice President - Canadian Production from 1993 onward. Prior thereto, he was a petroleum engineer with Rupertsland Resources Ltd. (1981 to 1982) and a production, evaluations engineer with Hudson's Bay Oil & Gas Ltd. (1975 to 1981).

Erwin L. Noyes

Mr. Noyes was initially engaged by the Company as a consultant to assess its Yemen concessions and to assist with related negotiations. He has served as a director since October, 1995. Mr. Noyes was acting President November 8, 1996 to December 4, 1996, Vice-President, Operations of the Company (on a part-time basis) from November 8, 1996 to April 26, 1999 and Vice President, International Operations from April 26, 1999 to his retirement on July 31, 2000. Mr. Noyes brings to the Company over of 30 years of oil and gas exploration and production experience in both domestic and international operations; including as General Manager in the Republic of Yemen for Canadian Occidental Petroleum Ltd., now Nexen Inc. (1987 to 1991), during which time he managed that company's oil exploration program, as a self-employed consultant (1991 to 1996), and with several Canadian Occidental affiliates, as Production Manager in Calgary (1982 to 1986) and as Gas Operations Manager for Canada Cities Service, responsible for all gas production/processing, pipeline and facilities construction (1978 to 1982).

8

Geoffrey C. Chase, P.Eng.

Mr. Chase joined the Board in August 2000. He brings over 35 years of oil and gas operations experience to the Company. Prior to taking early retirement, Mr. Chase worked for Ranger Oil Limited for 28 years in numerous positions, overseeing both domestic and international operations. In his most recent position with Ranger Oil Limited, he was Senior Vice President, Business Development, responsible for identifying, assessing and negotiating international petroleum development opportunities. In addition to his duties at Ranger, Mr. Chase also served on the board of Direct Energy Marketing Ltd., a private gas marketing company, and was Chairman of its Board from 1990 to 1994.

Appointment of Auditors

Unless otherwise directed, it is management's intention to vote the proxies in favour of an ordinary resolution to appoint the firm of Deloitte & Touche LLP, Chartered Accountants, to serve as auditors of the Company until the next annual meeting of shareholders and to authorize the directors to fix their remuneration as such. Deloitte & Touche LLP have served as independent auditors for the Company since October 15, 1999.

Authorization for Large Equity Financings

The Company from time to time investigates opportunities to raise financing on advantageous terms. It may undertake one or more financings over the next year and expects some of them could be structured as private placements. Under the rules of The Toronto Stock Exchange (the "Exchange"), the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"), unless there has been shareholder approval of such transactions.

The application of the TSX 25% Rule may restrict the availability to the Company of funds which it may wish to raise in the future by private placement of its securities.

Management of the Company currently anticipates that revenue from operations will be sufficient to fund the proposed 2003 exploration and development program. However, should new properties or prospects be targeted, management of the Company may consider it to be in the best interests of the Company to solicit private placement funds to pay for such acquisition and/or exploration and/or development. The Exchange has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

The Company's issued and outstanding share capital is currently 51,877,301 Common Shares and the Company proposes that the maximum number of Common Shares which either would be issued or made subject to issuance under one or more private placements in the 12 month period commencing on May 29, 2003 would not exceed 51,877,301 shares in the aggregate, or 100% of the Company's issued and outstanding shares as at April 15, 2003.

Any private placement where the Company relies on the advance approval being sought at the Meeting will also be subject to the following restrictions:

(a)	it must be substantially with parties at arm's length to the Company;
(b)	it cannot materially affect control of the Company;
(c)	it must be completed within a 12 month period following the date the shareholder approval is given; and
(d)
it must comply with the private placement pricing rules of the Exchange which currently require that theissue price per Common share must not be lower than the closing market price of the Common Shares on

9

TSX on the trading day prior to the date notice of the private placement is given to the Exchange (the"Market Price"), less the applicable discount, as follows:

Market Price	Maximum Discount

Cdn.$0.50 or less	25%

Cdn.$0.51 to Cdn.$2.00	20%

Above Cdn.$2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof.)

In any event, the Exchange retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control in which case specific shareholder approval may be required.

In anticipation that the Company may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its Common Shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSX 25% Rule, the Company requests that its shareholders pass an ordinary resolution in the following terms:

"RESOLVED, as an ordinary resolution, that the issuance by the Company in one or more private placements during the 12 month period commencing May 29, 2003 of such number of securities that would result in the Company issuing or making issuable 51,877,301 Common Shares as is more particularly described in the Company's Information Circular, is hereby approved." (the "Financing Resolution")

The Board of Directors unanimously recommends a vote FOR the Financing Resolution to authorize private placements during the upcoming year.

Adoption of New Share Option Plan

Shareholders will be asked at the Meeting to consider and, if thought advisable, to ratify and approve a new share option plan (the "2003 Plan") which will supersede and replace the existing stock option plan of the Company (the "Old Plan"). The Old Plan, as amended, was originally approved by the shareholders in April of 1997, with the latest amendments to the plan ratified by shareholders on March 22, 2001. As of April 15, 2003, the Company had outstanding options (both within and outside the Company's existing option plan) to purchase 3,142,000 Common Shares. If the 2003 Plan is approved as proposed, the outstanding options will remain in effect and be exercisable in accordance with their terms and all such options will be deemed to be issued under the terms of the 2003 Plan. Approval of the 2003 Plan will also constitute ratification of all outstanding share options including any granted, if any, in excess of the maximum number of Common Shares issuable under the Old Plan.

The 2003 Plan contains terms and conditions substantially the same as those of the Old Plan, except that (i) the Company will be increasing the maximum number of Common Shares that may be issued upon the exercise of options granted pursuant to the 2003 Plan in order to meet its business objective of awarding share options to directors, officers, employees and consultants in a total amount up to a maximum of 10% of its total outstanding Common Shares; and (ii) the 2003 Plan will provide the Company with the flexibility to effect the "cashless" exercise of stock options, by providing to optionees the difference (either in cash or Common Shares) between the exercise price of the options and the current trading price of the Common Shares.

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The Company intends to seek shareholder approval each year to increase the maximum number of Common Shares issuable pursuant to the exercise of options granted to ensure that up to approximately 10% of the Company's total outstanding Common Shares may be issuable pursuant to the 2003 Plan.

The board of directors has approved an amendment to the 2003 Plan to increase the number of Common Shares reserved for issuance pursuant to the 2003 Plan by 2,051,000 Common Shares, which reflects the Common Shares issued by the Company since the initial approval of the Old Plan, as well as deficits under the Old Plan. Options to purchase a total of 3,142,000 Common Shares are outstanding under the Old Plan at April 15, 2003. After the increase of 2,051,000 Common Shares, the maximum number of Common Shares which will be available for issuance under the 2003 Plan will be equal to 10% of the issued and outstanding Common Shares, with 3,142,000 outstanding options, and an additional 2,045,730 Common Shares available for additional option grants.

Consistent with the Old Plan and the rules of The Toronto Stock Exchange, the following restrictions apply in connection with the issuance of Common Shares under the 2003 Plan:

(a)	the maximum number of Common Shares that may be issued to insiders pursuant to the 2003 Plan and any other Common Share compensation arrangement is 10% of the number of Common Shares outstanding;

(b)
the maximum number of Common Shares that may be issued to insiders under the 2003 Plan and any other Common Share compensation arrangement within a one (1) year period is 10% of the number of Common Shares outstanding; and

(c)
the maximum number of Common Shares that may be issued to any one insider under the 2003 Plan and any other Common Share compensation arrangement within a one (1) year period is 5% of the number of Common Shares outstanding.

Approval of the 2003 Plan requires approval of shareholders by ordinary resolution, being a majority of the votes cast by shareholders on the resolution.

A copy of 2003 Plan is available for inspection at the Meeting and will be sent to any shareholder prior to the Meeting upon request.

Accordingly, at the Meeting, shareholders will be asked to consider and, if thought fit, approve an ordinary resolution in the following form:

"RESOLVED THAT:
1.	the adoption of the 2003 share option plan (the "2003 Plan") of the Company, on the terms described in the Information Circular be and the same is hereby ratified, confirmed and approved; and

2.
any one director or officer of the Company be and is hereby authorized and directed to do all things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution."

Adoption of Shareholder Protection Rights Plan

Shareholder Protection Rights Plan

Approval of Shareholder Protection Rights Plan Agreement

At the Meeting, shareholders will be asked to ratify, confirm and approve the Company's new shareholder protection rights plan, the terms and conditions of which are set out in the shareholder protection rights plan agreement dated effective April 16, 2003 (the "Rights Plan") between the Company and Computershare Trust Company of Canada (the "Rights Agent"). Capitalized terms not otherwise defined in this section shall have the same meaning ascribed to such terms in the full text of the Rights Plan. A shareholder or any other interested party can obtain a copy of the

11

Rights Plan by contacting Mr. David C. Ferguson, Vice-President, Finance and Chief Financial Officer of the Company, at Suite 2900, 330 – 5th Avenue S.W., Calgary, Alberta, T2P 0L4, Telephone (403) 264-9888.

The Company is not aware of any actual or threatened take-over bid for the Common Shares of the Company. The adoption of the new Rights Plan is being proposed at this time as the Company's old rights plan is due to expire this year.

Confirmation by Shareholders

The Rights Plan has been adopted by the Board of Directors of the Company and will become effective, when ratified by shareholders, on May 29, 2003.

The policies of The Toronto Stock Exchange require, among other things, that the Rights Plan be ratified and approved by a majority of the votes cast by shareholders of the Company at the Meeting, excluding shareholders who may be exempted from the operation of the Rights Plan if the holder's percentage shareholding exceeds the Rights Plan's triggering ownership threshold (an "Exempted Shareholder") and such Exempted Shareholder's associates, affiliates and insiders (as those terms are defined in the Securities Act (Ontario)).

If the Rights Plan is not confirmed by a majority of the votes cast by the shareholders at the Meeting, the Rights Plan and the Rights will be rescinded or otherwise terminated and cancelled and be void and of no further force and effect. As of the date hereof, the Company is not aware of any holder of Voting Shares that would be excluded from the vote on the basis that such holder is an Exempted Shareholder. Accordingly, Shareholders will be asked to approve the following special resolution at the Meeting:

"BE IT RESOLVED THAT
1.
The Rights Plan dated as of April 16, 2003 between the Company and Computershare Trust Company of Canada, as Rights Agent, as may be amended pursuant to its terms, be and the same is hereby ratified, confirmed and approved; and

2.
Any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to execute (whether under the corporate seal of the Company or otherwise) and deliver all such deeds, documents and other instruments and to do and perform all such other acts and things as such directors or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such deeds, documents or other instruments and the taking of any such actions."

The persons named in the enclosed form of proxy, if named as proxy, intend to vote in favour of the resolution regarding the ratification and approval of the Rights Plan unless a shareholder has specified in its proxy that its shares are to be voted against such resolution.

The Board of Directors reserves the right to alter any terms of, or not to proceed with, the Rights Plan at any time prior to the Meeting in the event that the Board of Directors determines that it would not be in the best interests of the Company and its shareholders to do so in light of the circumstances at the time.

Recommendation of the Board of Directors

In adopting the Rights Plan, the Board of Directors considered the appropriateness of establishing a shareholder protection rights plan, received the advice of its legal advisors and concluded that it was in the best interests of the Company and its shareholders to adopt the Rights Plan. Accordingly, the Board of Directors unanimously recommends that shareholders ratify, confirm and approve the Rights Plan by voting in favour of the resolution to be submitted to the Meeting.

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Purpose of the Rights Plan

The Rights Plan was adopted by the Company to encourage the fair treatment of shareholders if there is an unsolicited Take-over Bid for the Voting Shares of the Company. The Rights Plan was also adopted by the Company to (i) provide all shareholders of the Company with an equal opportunity to share in any premium paid upon an acquisition of control; (ii) allow both the shareholders and the Board of Directors adequate time to assess a Take-over Bid made for the Voting Shares of the Company in relation to the circumstances and prospects of the Company; and (iii) allow a reasonable period of time for the Board of Directors to explore and develop alternative courses of action in an attempt to maximize shareholder value, if the Board of Directors is of the opinion that it is appropriate to do so. Neither at the time of adoption of the Rights Plan nor at the date of this Information Circular was the Board of Directors aware of any specific Take-over Bid for the Voting Shares that has been made or is contemplated.

It was not the intention in adopting the Rights Plan, to secure the continuance in office of the existing members of the Board of Directors or to avoid an acquisition of control of the Company in a transaction that is fair and in the best interests of the shareholders. The rights of shareholders under existing law to seek a change in the management of the Company or to influence or promote action of management in a particular manner will not be affected by the Rights Plan. The adoption of this plan does not affect the duty of the Board of Directors to act in good faith with a view to the best interests of the Company and its shareholders.

The Board of Directors believes that under the existing statutory rules relating to Take-over Bids there is insufficient time for the directors to fully assess an offer and to explore and develop alternatives for shareholders in the event of a Take-over Bid. The time required to consider and complete a change of control transaction must be considered from both the perspective of the Company and of potential purchasers. Under the statutory Take-over Bid rules, a take-over bid must remain open in most jurisdictions in Canada for a minimum of 35 days. The result is that shareholders may fail, in the absence of the Rights Plan, to fully assess the circumstances of the Company or to realize the maximum value for their Voting Shares. Accordingly, the directors believe that the Rights Plan which provides that any bid remain open for a minimum of 60 days is an appropriate mechanism to ensure that they will be able to discharge their responsibilities to assist shareholders in responding to a Take-over Bid.

The provisions of the Rights Plan relating to Permitted Bids, which are described below under "The Rights Plan –Permitted Bid", will enable shareholders to tender to any bid which is a Permitted Bid regardless of the views of the Board of Directors as to its acceptability. The Board of Directors believes that the Rights Plan will not adversely limit the opportunity for shareholders to dispose of the Voting Shares through a Take-over Bid for the Company which is a Permitted Bid and which provides fair value to all shareholders. If a potential acquirer does not meet the requirements of a Permitted Bid, the Board of Directors may negotiate with the acquirer to ensure the fairness of the terms of the Take-over Bid. Shareholders are advised that the adoption of the Rights Plan may preclude their consideration or acceptance of offers which are inadequate and do not meet the requirements of a Permitted Bid. The directors of the Company will continue to be bound to fairly consider any bid for the Voting Shares of the Company and to discharge their responsibilities with a view to the best interests of the Company and its shareholders.

Shareholder protection rights plans have been adopted by a large number of publicly held corporations in Canada and the United States. The terms of the Rights Plan, set forth in the Shareholder Protection Rights Plan, are substantially similar to those recently adopted by a number of the Company's peers.

The Rights Plan

The following is a summary description of the general operation of the Rights Plan, subject to being qualified in its entirety by the actual text of the Rights Plan.

          The Rights

Assuming the Rights Plan is ratified by shareholders, the Board of Directors has authorized the issuance at the close of business on May 29, 2003 (the "Record Time") of one Right (defined as a right to purchase a Common Share,

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upon the terms and subject to the conditions set forth in the Rights Plan) in respect of each outstanding Common Share to holders of record at the Record Time. In addition, the Board of Directors authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time. The Company will enter into the Rights Plan with Computershare Trust Company of Canada, as Rights Agent, regarding the exercise of the Rights, the issue of certificates evidencing the Rights and other related matters.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one Share at the exercise price of $0.00001 per share, subject to adjustments (the exercise price is defined as the price at which a holder may purchase the securities issuable upon exercise of one whole Right and, until adjustment thereof in accordance with the terms of the Rights Plan, the exercise price shall be equal to fifty dollars ($50)). The exercise price payable and the number of securities issuable upon the exercise of the Rights are subject to adjustment from time to time to prevent dilution upon the occurrence of certain corporate events affecting the Voting Shares. If a Flip-in Event occurs, each Right would then entitle the registered holder to receive, upon exercise thereof, that number of Common Shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time. The Rights expire upon the termination of the annual meeting of shareholders of the Company held in the year 2008, if not reconfirmed at the meeting, unless earlier redeemed by the Board of Directors in accordance with the provisions of the Rights Plan.

          Overview of the Rights Plan

The Rights Plan utilizes the mechanism of the Permitted Bid to ensure that a person seeking control of the Company allows shareholders and the Board of Directors adequate time to assess the Take-over Bid. The purpose of the Permitted Bid is to allow a potential bidder to avoid the dilutive features of the Rights Plan by making a bid in conformity with the conditions specified in the Permitted Bid provisions. If a person makes a Take-over Bid that is a Permitted Bid, the transaction will not be affected in any respect. The Rights Plan should not deter a person seeking to acquire control of the Company if that person is prepared to make a Take-over Bid pursuant to the Permitted Bid requirements or is prepared to negotiate with the Board of Directors. Otherwise, a person will likely find it impractical to acquire 20% or more of the outstanding Voting Shares because the Rights Plan will substantially dilute the holdings of a person or group that seeks to acquire such an interest other than by means of a Permitted Bid or on terms approved by the Board of Directors. When a person or group becomes an Acquiring Person, the Rights Beneficially Owned by those persons or their transferees become void thereby diluting their holdings. The possibility of such dilution is intended to encourage such a person to make a Permitted Bid or to seek to negotiate with the Board of Directors the terms of an offer which is fair to all shareholders.

          Trading of Rights

The Rights are not exercisable initially and certificates representing the Rights will not be sent to shareholders. Until the Separation Time, the Rights will be evidenced only by outstanding Common Share certificates. The Rights Plan provides that, until the Separation Time, the Rights will be transferred only with the associated Common Shares. Until the Separation Time, or earlier termination or expiration of the Rights, each new share certificate issued upon transfer of existing Common Shares or the issuance of additional Common Shares, will contain a notation incorporating the terms of the Rights Plan by reference. As soon as is practicable following the Separation Time, separation certificates evidencing the Rights (the "Rights Certificates") will be mailed to the holders of record of Common Shares as of the close of business at the Separation Time, and thereafter the Rights Certificates alone will evidence the rights.

          Separation Time

The Rights will be exercisable and begin to trade separately from the Common Shares after the Separation Time. Separation Time means the close of business on the tenth business day after the earlier of:

(a)
the first date (the "Share Acquisition Date") of public announcement by the Company of a person or a group of affiliated or associated persons (an "Acquiring Person") that it has acquired beneficial ownership of 20% or more of the outstanding Voting Shares other than as a result of, among other things:

14

(i)	a reduction of the number of Voting Shares outstanding;

(ii)	a Permitted Bid (see below);

(iii)	acquisition of Voting Shares in respect of which the Board of Directors has waived the provision of the Rights Plan; or

(iv)
acquisition of Voting Shares pursuant to any dividend reinvestment plan or share purchase plan of the Company, a stock dividend or a stock split or other event pursuant to which a person becomes the beneficial owner of Voting Shares on the same pro rata basis as other holders of Voting Shares and acquisitions pursuant to a prospectus offering or private placement; and

(b)	the date of commencement of, or the first public announcement of the intent of any person other than theCompany, to commence a Take-over Bid (other than a Permitted Bid or Competing Permitted Bid).

          Beneficial Ownership

In general, a Person is deemed to Beneficially Own securities actually held by the Person and others in circumstances where those holdings are or should be grouped together for purposes of the Rights Plan. Included are holdings by the Person's Affiliates (generally, a person that controls, is controlled by, or under common control with another person) and Associates (generally, relatives sharing the same residence). Also included are securities which the Person or any of the Person's Affiliates or Associates has the right to acquire within 60 days other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities and other than pledges of securities in the ordinary course of business.

A Person is also deemed to Beneficially Own any securities that are Beneficially Owned (as described above) by any other Person with which the Person is acting jointly or in concert.

The definition of Beneficial Ownership contains several exclusions whereby a Person is not considered to Beneficially Own a security. A Person is not deemed to be the Beneficial Owner of a security because the holder of such security has either: (i) agreed pursuant to a Permitted Lock-up Agreement to deposit or tender such security to a Take-over Bid made by such Person or such Person's Affiliate or Associate; or (ii) because such security has been deposited or tendered to a Take-over Bid made by such Person or such Person's Associates or Affiliates until the earlier of such security being accepted unconditionally for payment or exchange pursuant to the Take-over Bid and such security being taken up and paid for, whichever shall occur first. Permitted Lock-up Agreement is defined in the Agreement; however, generally a Permitted Lock-up Agreement is an agreement between a Person and one or more holders of Voting Shares (each a "Locked-up Person") to tender or deposit shares to a Take-over Bid that is a Permitted Bid (the "Lock-up Bid") which agreement permits the Locked-up Person to terminate its obligation to tender or deposit to the Lock-up Bid in order to tender or deposit those shares to another Take-over Bid or support another transaction where either (i) consideration offered per Voting Share under the other bid or transaction is higher than the consideration contained in or proposed to be contained in the Lock-up Bid and the other Take-over Bid is made for at least the same number of Voting Shares as the Lock-up Bid; or (ii) the consideration offered for each Voting Share exceeds by as much or more than a Specified Amount and the consideration is for at least the same number of Voting Shares as the Lock-up Bid and does not, by its terms provide for a Specified Amount greater than 7% of the consideration for each Voting Share contained in the Lock-up Bid. Further, if the Lock-up Bid is not successful, the Locked-up Person must not be required to pay break-up fees, top-up fees, penalties or expenses or other amounts that exceed in the aggregate the greater of (i) the cash equivalent of 2½% of the price or value payable under the Lock-up Bid to the Locked-up Person; or (ii) 50% of the increase in the consideration to the Locked-up Person resulting from another Take-over Bid or other transaction.

There are other exceptions to the deemed "Beneficial Ownership" provisions for institutional shareholders acting in the ordinary course of business. These exceptions apply to (i) an Investment Manager which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person (a "Client"); (ii) a licensed trust corporation ("Trust Company") acting as trustee or administrator or in a similar capacity in relation to

15

the estates of deceased or incompetent persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and which holds such security in the ordinary course of its duties for such accounts; (iii) such Person is a Crown agent or agency (the "Crown Agency"); (iv) the Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the "Statutory Body") includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies and the Statutory Body holds such security for the purposes of its activities as such; or (v) the Person (an "Administrator") is the administrator or trustee of one or more pension funds or plans (a "Plan") registered under the laws of Canada or any province thereof or the corresponding laws of the jurisdiction by which such Plan is governed or is such a Plan and the Administrator or Plan holds such security for the purposes of its activities as such. The foregoing exceptions only apply so long as the Investment Manager, Trust Company, Crown Agency, Statutory Body or Administrator is not then making or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market, alone or by acting jointly or in concert with any other Person.

Finally, a Person is not deemed to "Beneficially Own" a security because (i) the Person is a Client of the same Investment Manager, an Estate Account or an Other Account of the same Trust Company, or Plan with the same Administrator as another Person or Plan on whose account the Investment Manager, Trust Company or Administrator, as the case may be, holds such security; or (ii) the Person is a Client of a Investment Manager, Estate Account, Other Account or Plan, and the security is owned by the Investment Manager, Trust Company or Administrator, as the case may be.

          Acquiring Person

An Acquiring Person is, generally, a person who Beneficially Owns 20% or more of the outstanding Voting Shares of the Company. The Rights Plan provides certain exceptions to the definition of Acquiring Person, including the Company or a person who acquires 20% or more of the outstanding Voting Shares through a Permitted Bid acquisition or certain prescribed exempt acquisitions. The Rights Plan also excludes from the definition of Beneficial Ownership, amongst others, a person in its capacity as investment manager, trust corporation, pension fund or plan administrator or trustee (and clients and accounts of such persons) provided that the person is not making or proposing to make a Take-over Bid. Furthermore, an underwriter or members of a banking or selling group that becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares in connection with a bona fide distribution of securities pursuant to a prospectus or by way of a private placement is deemed not to be an Acquiring Person.

          Flip-in Event

Ten (10) business days following a transaction that results in a person becoming an Acquiring Person (a "Flip-in Event") the Rights will entitle holders to receive, upon exercise and payment of the Exercise Price, Common Shares with a market value equal to twice the Exercise Price of the Rights. In such event, however, any Rights beneficially owned by an Acquiring Person (including such person's associates and affiliates and any other person acting jointly or in concert with the Acquiring person and any direct or indirect transferee of such persons) will be void. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

          Permitted Bid

A Take-over Bid will not trigger the dilutive provision of the Rights Plan if it meets the Permitted Bid conditions prescribed in the Rights Plan. A Permitted Bid is a Take-over Bid, made by means of a Take-over Bid circular, which:

(a)	is made to all holders of record of Voting Shares wherever resident:

(b)
contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior

16

to the close of business on a date which is not less than 60 days following the date of the Take-over Bid; and

(c)	contains irrevocable and unqualified provisions that:

(i)
unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date of first take-up or payment for Voting Shares under the Take-over Bid and that all Voting Shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date;

(ii)
more than 50% of the outstanding Voting Shares held by Independent Shareholders, determined as at the date of first take-up or payment for Voting Shares under the Take-over Bid, must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Voting Shares; and

(iii)
in the event that more than 50% of the then outstanding Voting Shares held by Independent Shareholders shall have been deposited to the Take-over Bid, the Offeror will make public announcement of that fact and the Take-over Bid will be extended on the same terms for a period of not less than 10 business days from the date of such public announcement.

The Rights Plan also provides for a "Competing Permitted Bid," which is a Take-over Bid made while another Permitted Bid is in existence and that satisfies all of the provisions of a Permitted Bid except that, provided it is outstanding for a minimum period of 35 days, it may expire on the same date as the initial Permitted Bid.

          Take-over Bid

A Take-over Bid is defined in the Rights Plan as an offer to acquire Voting Shares or other securities if, assuming the Voting Shares or other securities subject to the Offer to Acquire are acquired at the date of the Offer to Acquire by the Person making the Offer to Acquire, such Voting Shares (including all Shares that maybe acquired upon exercise of all rights of conversion, exchange or purchase attaching to the other securities) together with the Offeror's Securities, would constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire.

          Redemption and Waiver

The Board of Directors acting in good faith may, at their option, at any time prior to the occurrence of a Flip-in Event, elect to redeem all, but not less than all, of the then outstanding Rights at a redemption price of $0.00001 per Right. In addition, if an Offeror successfully completes a Permitted Bid, the Board of Directors shall be deemed to have elected to redeem the Rights.

The Board of Directors of the Company may, prior to the occurrence of a Flip-in Event, determine to waive the dilutive effects of the Rights Plan in respect of a Flip-in Event. In such case, such waiver would be deemed also to be a waiver, on the same terms and conditions, in respect of any other Flip-in Event which occurs by reason of a Take-over Bid made by way of a Take-over Bid circular to all holders of Voting Shares made prior to the expiry of the Take-over Bid for which the initial waiver was given. The Board of Directors of the Company may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Voting Shares.

          Amendments

The Board of Directors may supplement or amend the Rights Plan with the majority approval of shareholders (or the holders of the Rights, if the Separation Time has occurred). In addition, the Board of Directors may, from time to

17

time, supplement or amend the Rights Plan in order to correct any clerical or typographical error or which changes are required to maintain the validity of the Rights Plan as a result of any change in any applicable legislation, regulations or rules thereunder. The Board of Directors may also supplement or amend the Rights Plan to make any changes which the directors may deem necessary or desirable, provided that if such supplement or amendment occurs subsequent to shareholder ratification at the Meeting such supplement or amendment shall be subject to shareholder ratification at the next meeting of the shareholders (or holders of Rights, as the case may be), and provided further that no such supplement or amendment shall be made to the provisions relating to the Rights Agent except with the concurrence of the Rights Agent. In addition, no supplement or amendment may be made to the Rights Plan without the approval of The Toronto Stock Exchange.

Certain Canadian Federal Income Tax Considerations

This description is of a general nature only and is not intended nor should it be construed to constitute legal or tax advice to any particular shareholder. Shareholders are advised to consult their own tax advisors taking into account their own particular circumstances. The issuance of Rights to each holder should not result in any benefit being conferred on a particular holder and no amount should be required to be included in income thereon for purposes of the Income Tax Act (Canada) (the "Tax Act"). However, if at the time the Rights are issued, it is known that certain holders will not exercise their Rights or will not be entitled to exercise their Rights, Canada Customs and Revenue Agency ("CCRA") is of the view that the Rights may not be conferred on all holders and the value of the benefit, if any, must be included in each holder's income for the taxation year. In the event that the issuance of Rights results in a shareholder benefit for purposes of the Tax Act, the Company believes that the value of the Rights is nominal and no income inclusion would be required. Should the Rights result in an income inclusion to a non-resident holder, the Tax Act deems that such amount will be treated as a dividend. Dividends paid or credited or deemed to be paid or credited to a non-resident holder of Shares will be subject to Canadian nonresident withholding tax at the rate of 25% of the gross amount of such dividends under the Tax Act. This rate may be reduced under an applicable income tax treaty or convention between Canada and such non-resident holder's country of residence. In the case of a non-resident holder which is the beneficial owner of such dividends and a resident of the United States for the purposes of the Canada-United Sates Income Tax Convention, 1980, the rate of non-resident withholding tax in respect of dividends on the Shares will generally be reduced to a rate of 15% of the gross amount of such dividends (except that where such beneficial owner is a corporation and owns at least 10% of the Voting Shares of the Company, the rate of withholding tax is reduced to 5% for dividends paid or credited or deemed to be paid or credited). In addition, the Rights will, on the date hereof, be qualified investments under trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans ("RESPs") or deferred profit sharing plans ("DPSPs") under the Tax Act and the regulations thereunder. The Rights will not, on the date hereof, be foreign property for purposes of the Tax Act for RRSPs, RRIFs, RESPs or DPSPs and other persons subject to tax under Part XI of the Tax Act.

Additional Information

In the event that a shareholder or any other interested party has questions or concerns regarding the Rights Plan, you are invited to contact David C. Ferguson at (403) 264-9888.

INFORMATION CONCERNING THE COMPANY

Voting Shares and Principal Shareholders

The authorized share capital of the Company consists of 500,000,000 Common Shares without nominal or par value. As at the date hereof, there are 51,877,301 Common Shares issued and outstanding.

To the best of the Company's knowledge and based on existing information, as at the date hereof, there are no persons who own, of record or beneficially, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Common Shares.

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EXECUTIVE COMPENSATION

Compensation of Executive Officers

Securities legislation requires the disclosure of the compensation of certain executive officers, including the Chief Executive Officer and other senior officers whose total salary and bonus exceeded Cdn.$100,000 per year, and any individual who would have been included except for the fact that such individual was not serving as an officer of the Company at the end of the most recently completed financial year end ("Executive Officers"). During Fiscal 2002 the Company had three Executive Officers, namely, Mr. Ross G. Clarkson, President and Chief Executive Officer, Mr. Lloyd W. Herrick, Vice-President and Chief Operating Officer and Mr. David C. Ferguson, Vice-President, Finance and Chief Financial Officer (the "Named Executive Officers"). The following table sets out all compensation awarded to, earned by or paid to the Named Executive Officers for the last three fiscal years in respect of Mr. Ross G. Clarkson and Mr. Lloyd W. Herrick, and for the last two fiscal years for Mr. David C. Ferguson, who was appointed Vice-President, Finance and Chief Financial Officer effective June 1, 2001.

Summary Compensation Table

Name and Principal Position	Year Ended December 31	Annual Compensation			Long-Term Compensation			All other Compensation (Cdn.$) (4)
		Salary (Cdn.$)	Bonus (Cdn.$)	Other Annual Compensation (Cdn$)(4)	Securities under options/SARs Granted	Restricted Shares or Restricted Share Units (Cdn.$)(5)	LTIP Payouts (Cdn.$)(5)
Ross Clarkson(1) President and Chief Executive Officer	2002	152,500	153,500	Nil	250,000	Nil	Nil	Nil
	2001	150,000	25,000	Nil	Nil	Nil	Nil	Nil
	2000	120,000	10,000	Nil	154,500	Nil	Nil	Nil
Lloyd Herrick(2) Vice-President and Chief Operating Officer	2002	152,500	36,000	Nil	250,000	Nil	Nil	Nil
	2001	150,000	Nil	Nil	Nil	Nil	Nil	Nil
	2000	120,000	10,000	Nil	135,000	Nil	Nil	Nil
David Ferguson(3) Vice-President, Finance and Chief Financial Officer	2002	119,974	28,320	Nil	200,000	Nil	Nil	Nil
	2001(6)	68,838	Nil	Nil	200,000	Nil	Nil	Nil

Notes:

(1)	Mr. Clarkson was appointed President and Chief Executive Officer on December 4, 1996.
(2)	Mr. Herrick was appointed Vice-President and Chief Operating Officer on April 28, 1999.
(3)	Mr. Ferguson was appointed Vice-President, Finance and Chief Financial Officer on June 1, 2001.
(4)	All other compensation and benefits do not exceed the lesser of Cdn.$50,000 and 10% of each individual's salary and bonus.
(5)	There are no outstanding restricted shares or units and the Company does not have a long term incentive plan, pension plan or other compensatory plan for its executive officers.
(6)	This is for the period June 1 to December 31, 2001.
(7)
Of this amount, Cdn.$117,500 represents the deemed value of a non-cash bonus paid by way of issuance of 250,000 Common Shares during Fiscal 2002 relating to the Company reaching the cashflow target of U.S.$5,000,000, and Cdn.$36,000 represents a cash bonus paid in December of 2002.

(8)
This is the deemed value of the 50,000 Common Shares issued during Fiscal 2001 relating to the Company reaching the cash flow target of U.S.$500,000 in Fiscal 2000; see "Employment Contracts, Termination of Employment and Change in Control Arrangements".

Incentive Stock Options

Directors, officers and employees are eligible to participate in the Company's stock option plan. Awards of stock options are made from time to time to participants at varying levels which are generally consistent with the individual's level of responsibility within the Company. Options are priced either at market price or at the weighted average trading price of the Company's Common Shares for the five trading days immediately preceding the date of grant. The term, vesting provisions and other provisions of the options are subject to the terms of the stock option plan and to the discretion of the Board of Directors.

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A stock option plan is intended to provide the Board with the ability to issue options to provide the employees, officers and directors of the Company with long term equity based performance incentives, which are a key component of the Company's compensation strategy. The Company believes it is important to align the interests of management and employees with shareholder interests and to link performance compensation to enhancement of shareholder value. This is accomplished through the use of stock options whose value over time is dependent on market value.

Options Granted to the Named Executive Officers

During the most recently completed financial year, the following options to purchase Common Shares were granted to the Named Executive Officers who were serving in such capacity as at December 31, 2002.

The following tables set out particulars concerning incentive stock option grants and exercises to or by the Named Executive Officers during the last completed financial year and the fiscal year-end value of unexercised options.

Option Grants During the Most Recently Completed Financial Year

				Market Price on Date
	Common Shares	% of Total Options	Exercise Price	of Grant
Named	Under Options	Granted in Financial	(Cdn.$/Common	(Cdn.$/Common
Executive Officer	Granted	Year	Share)	Share)	Expiration Date

Ross Clarkson,	250,000	17.86	$0.50	$0.50	April 16, 2007
President and Chief
Executive Officer

Lloyd Herrick,	250,000	17.86	$0.50	$0.50	April 16, 2007
Vice-President and
Chief Operating
Officer

David Ferguson,	200,000	14.29	$0.50	$0.50	April 16, 2007
Vice-President,
Finance and Chief
Financial Officer

Aggregated Option Exercises during the Most Recently Completed Financial Year and Financial Year-end Option Values

Value of Unexercised In-
			Unexercised Options at	the-Money Options at
			December 31, 2002 (#)	December 31, 2002
	Common Shares Acquired	Aggregate Value Realized	Exercisable/	(Cdn.$) Exercisable/
Named Executive Officer	on Exercise (#)	(Cdn.$)	Unexercisable	Unexercisable

Ross Clarkson,	Nil	Nil	587,000/125,000	85,950/11,250
President and Chief
Executive Officer
Lloyd Herrick,	Nil	Nil	530,000/125,000	76,841/11,250
Vice-President and Chief
Operating Officer
David Ferguson,	Nil	Nil	300,000/100,000	17,000/9,000
Vice-President, Finance
and Chief Financial
Officer

Note:

(1)
These amounts were calculated by multiplying the number of vested unexercised options ("Exercisable") or unvested options ("Unexercisable"), as applicable, by the difference between the latest closing trading price of the Common Shares on The Toronto Stock Exchange on or prior to December 31, 2002 ($0.59) and the exercise price of the relevant options (at prices ranging from U.S.$0.22 to Cdn.$0.73 per share).

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Stock Option Plan

The Company has adopted a stock option plan (the "Old Plan") pursuant to which the board of directors of the Company may allocate non-transferrable options to purchase Common Shares of the Company to directors, officers, employees of and service providers to the Company and its subsidiaries. Options granted pursuant to the Plan are exercisable at the closing price per share on the TSX on the last trading date preceding the date of grant. The maximum number of Common Shares which may be reserved for issuance to any one person under the Plan is 5% of the Common Shares outstanding at the time of grant (calculated on a non-diluted basis). Options granted under the Plan may be exercised during a period not exceeding ten years, subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be an employee, senior officer, director or service provider of the Company or any of its subsidiaries, as applicable, or upon the optionee retiring or dying. The Plan contains provisions for adjustment in the number of shares issuable thereunder in the event of a sub-division, consolidation, re-classification or change of the Common Shares, a merger or other relevant changes in the Company's capitalization. The board of directors of the Company may from time to time amend or revise the terms of the Plan. The Plan does not contain any provision for financial assistance by the Company in respect of options granted thereunder. Subject to shareholder approval to the adoption of the 2003 Plan, the Old Plan presently permits the granting of options to purchase up to a maximum of 5,052,580 Common Shares.

The following table sets forth information in respect of options issued and outstanding as at April 15, 2003.

	Number of
	Common			Exercise Price(s)
Group	Shares			per Common
(number of persons)	under Option	Date(s) of Grant	Date(s) of Expiry	Share (Cdn $)

Named Executive Officers	700,000	June 17, 2002	April 16, 2007	Cdn.$0.50
(3 persons)	200,000	June 1, 2001	June 1, 2006	Cdn.$0.55
	289,500	August 11, 2000	August 11, 2005	Cdn.$0.73
	270,000	April 18, 1999	April 28, 2004	U.S.$0.22
Directors (who are not Named	360,000	June 17, 2002	April 16, 2007	Cdn.$0.50
Executive Officers)	290,000	August 11, 2000	August 11, 2005	Cdn.$0.73
(3 persons)	15,000	January 8, 1999	January 8, 2004	U.S.$0.22
	247,500	June 18, 1998	June 18, 2003	U.S.$0.22
Employees and Consultants (6	340,000	June 17, 2002	April 16, 2007	Cdn.$0.50
persons)	40,000	November 13, 2001	November 13, 2006	Cdn.$0.39
	100,000	August 11, 2000	August 11, 2005	Cdn.$0.73
	20,000	October 25, 1999	October 25, 2004	Cdn.$0.45
	95,000	April 28, 1999	April 28, 2004	U.S.$0.22
	30,000	January 8, 1999	January 8, 2004	U.S.$0.22
	145,000	June 18, 1998	June 18, 2003	U.S.$0.22
	_______________
TOTAL	3,142,000

Employment Contracts, Termination of Employment and Change in Control Arrangements

Mr. Ross Clarkson was appointed President and Chief Executive Officer of the Company on December 4, 1996, which appointment will continue until December 31, 2007. Pursuant to Mr. Clarkson's employment contract effective December 1, 2002 with the Company, in return for a full-time commitment to the Company, he received a monthly salary of Cdn.$15,000 (approx. U.S. $9,550). Mr. Clarkson is entitled to a performance bonus in such amount as may be determined by the Compensation Committee. Mr. Clarkson was also entitled to a performance bonus under his previous contract payable in fully paid Common Shares of the Company, upon the Company's cash flow reaching specified amounts as follows:

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Cash Flow*	Bonus

U.S.$500,000	50,000 Common Shares

U.S.$2,000,000	An additional 100,000 Common Shares

U.S.$5,000,000	An additional 150,000 Common Shares

*Cash Flow is defined as that amount determined in the Company's annual audited financial statements as "cash flow generated from operations" within Canadian generally accepted accounting principles.

Pursuant to the employment contract, the Company issued to Mr. Clarkson 250,000 Common Shares during Fiscal 2002.

Mr. Lloyd Herrick was appointed Vice President and Chief Operating Officer of the Company on April 28, 1999, which appointment will continue until December 31, 2007 unless extended or sooner terminated as provided in his employment contract. Pursuant to Mr. Herrick's employment contract effective December 1, 2002 with the Company, in return for a full-time commitment to the Company, he received a monthly salary of Cdn.$15,000 (approx. U.S. $9,550). Mr. Herrick is entitled to a performance bonus in such amount as may be determined by the Compensation Committee.

Mr. David Ferguson was appointed Vice-President, Finance, Chief Financial Officer and Secretary of the Company on June 1, 2001, which appointment will continue until December 31, 2007 unless extended or sooner terminated as provided in his employment contract. Pursuant to Mr. Ferguson's employment contract effective December 1, 2002 with the Company, in return for a full-time commitment to the Company, he received a monthly salary of Cdn.$11,800 (approx. U.S. $7,500). Mr. Ferguson is entitled to a performance bonus in such amount as may be determined by the Compensation Committee.

Each of the employment contracts may be terminated by the executive officer on 30 days' written notice. In addition, if any person together with his or its associates acquires beneficial ownership (as defined in the contract) of 20% or more of the outstanding Common Shares of the Corporation, other than a current insider of the Corporation. Messrs. Clarkson, Herrick and Ferguson may, within six months after that event, elect to terminate the contract and his employment, and the Company will pay to him a retirement allowance in an amount equal to 24 months of his then current salary and benefits. If the executive officer should die during the term of the contract, the Company is required to pay his estate an amount equal to six months of his then current salary. The employment contracts also provide for the customary medical, dental and life insurance benefits and vacation entitlement.

Composition of Compensation Committee

The Compensation Committee in Fiscal 2002 was comprised of Messrs. Chase, Halpin and Noyes, none of whom was, during Fiscal 2002, an officer or employee of the Company or of any of its subsidiaries. Mr. Noyes was formerly an officer of the Company from late 1996 to mid 2000, when he retired.

Report on Executive Compensation

The Compensation Committee provides the Board of Directors with recommendations on the Company's executive compensation program, including allocation of stock options. The Company's executive compensation program is designed to provide incentives for the enhancement of shareholder value. The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interests of management with those of the shareholders, and to reward individual and team performance. The compensation package has been structured so as to link shareholder return, measured by the change in share price, with executive compensation through the use of stock options as the primary element of variable compensation. The amount of cash compensation and outstanding options are considered when determining additional option grants. The Company does not have a pension plan for its senior executives or other employees.

The cash compensation of the Named Executive Officers is set out in their employment agreements and was determined by the Compensation Committee of the Company at the time of signing the employment agreements between the Company and each of the Named Executive Officers. See "Employment Contracts, Termination of

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Employment and Change in Control Arrangements". It is believed that the cash compensation payable to the Company's executive officers under these agreements is consistent with the range of compensation paid to executives of companies similar to the Company who have comparable duties and responsibilities, and the Compensation Committee at that time considered public information of oil and gas companies of a similar size .

Submitted by the Compensation Committee:
               Robert Halpin, Chairman
                Erwin Noyes
               Geoffrey Chase

Performance Graph

The following graph compares the cumulative shareholder return on Cdn.$100 investment in Common Shares of the Company to a similar investment in companies comprising the TSX Oil & Gas Producers Index and the S&P/TSX Composite Index (formerly the TSE 300 Composite Index), including divided reinvestment, for the period December 31, 1997 through December 31, 2002:

Cumulative Total Return on $100 Investment

	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	1997	1998	1999	2000	2001	2002

TransGlobe	100	20	45	69	67	59
TSX Oil & Gas	100	69.59	85.26	124.89	129.12	150.08
Producers
S&P/TSX	100	98.42	129.63	139.23	121.73	106.59
Composite Index

Report on Compensation of Directors

The Company periodically grants to its directors incentive stock options to purchase Common Shares (see "Incentive Stock Options"). (Refer to the "Summary Compensation Table" for amounts paid to the directors who are Named Executive Officers during the three most immediately preceding completed financial years, all of which was paid to them in their capacity as officers, not as directors.)

In Fiscal 2002 the board of directors paid outside directors Cdn.$6,000 annually and the Chairman of the Board Cdn.$6,800 annually and that any outside director that was a member of one or more committees is entitled to an additional Cdn.$2,000 per year. This payment is currently made semi-annually on January 1 and July 1 of each year.

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INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director or senior officer of the Company, or associate or affiliate of any such director or senior officer, is or has been indebted to the Company since the beginning of the last completed financial year of the Company.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

Other than transactions carried out in the normal course of business of the Company, no director or senior officer of the Company or of its subsidiaries, nor any of their associates or affiliates has since the commencement of the Company's last completed financial year had any material interest, direct or indirect, in any other transactions which materially affected the Company or in any proposed transaction which has or would materially affect the Company (or any of its subsidiaries).

OTHER MATTERS

Management of the Company knows of no other matter to come before the Meeting other than as set forth above and in the notice of meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxies solicited hereby will be voted on such matters in accordance with the best judgment of the person voting by proxy.

ANNUAL REPORT

The Annual Report of the Company for the fiscal year ended December 31, 2002 (containing the Message to the Shareholders, Operations Review, the Audited Consolidated Financial Statements and Management's Discussion and Analysis) accompanies this Management Proxy Circular.

A copy of the Company's Annual Information Form in Form 20-F, filed with the U.S. Securities and Exchange Commission and with the British Columbia, Alberta, Ontario and Quebec Securities Commissions, may also be obtained without charge by writing to the Company at the address listed above, or from SEDAR ((http://www.sedar.com)), the Canadian electronic securities filing system.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors has overall responsibility for the management of the business and affairs of the Company. At regularly scheduled meetings, the Board and the Audit Committee of the Board receive and discuss reports prepared by management which address strategic and operating issues, assess actual performance against planned performance, and assess the overall financial position of the Company. Regular Board meetings have been scheduled approximately quarterly since December, 1996. Additional meetings are convened as necessary.

The rules and policies of the TSX require corporations listed on the TSX to disclose their corporate governance practices with reference to a series of guidelines for effective corporate governance (the "Corporate Governance Guidelines") adopted by the TSX.

Set out below is the Company alignment to the Corporate Governance Guidelines:

Guidelines	Does the Company Align?	Comments
1. The Board should explicitly assume responsibility for stewardship of the Company and specifically for:
(a) adoption of a strategic planning process;	Yes	One Board meeting each year is designated for a review of the annual plan and strategic planning.

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Guidelines	Does the Company Align?	Comments
(b) identification of principal risks and implementing risk-managing systems;	Yes	The full Board is responsible for monitoring the Company's risks. Specific risk areas are monitored by the Audit Committee of the Board.
(c) succession planning and appointing, training and monitoring of senior management;	Yes
The full Board is responsible for succession planning and appointing, training and monitoring of senior management. The Compensation Committee of the Board conducts an annual review of senior officers and also considers any appropriate development programs.

(d) a communications policy; and	Yes
The Board has adopted a formal written Disclosure Policy, and the Company's practices try to ensure effective communication between the Company, its shareholders and the public, while ensuring avoidance of selective disclosure. Currently, the President and other officers respond to inquiries, the Company's website is updated regularly.

(e) integrity of internal controls and management information systems	Yes
The Board has, through the appointment of two committees, put in place an effective system for monitoring the implementation of corporate strategies. Each of the following committees is responsible to review and advise the Board on implementation of corporate strategy in the noted areas: (a) Compensation Committee: employment and remuneration and allocation of stock options; (b) Audit Committee: internal financial controls, management information systems, safeguarding of assets, compliance with financial reporting and accounting principles and oversight of financial plans.

2.     The majority of directors should be
        unrelated (independent of management
        and free from any conflict of interest),
        and in addition, if the Company has a
        significant shareholder, the board
        should include a number of directors
        who are independent of that significant
shareholder.	Yes
In Fiscal 2002 the Company had three unrelated directors and two directors who were part of management. The Company is continuously looking for possible outside directors who would make a real concrete addition to the Board of Directors. There is no "significant shareholder" as defined by the TSX.

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Guidelines	Does the Company Align?	Comments
3. Disclose for each director, whether he or she is unrelated, or if not, how he or she is related and how that conclusion was reached.	Yes
Robert A. Halpin – Chairman of the Board, unrelated to management.

Ross G. Clarkson – President and CEO, is part of management.

Lloyd W. Herrick – Vice-President and COO, is part of management.

Erwin L. Noyes – unrelated to management.

Geoffrey C. Chase – unrelated to management.

4. The Board should appoint a committee, composed exclusively of non-management directors, the majority of whom are unrelated, responsible for the appointment and assessment of directors	Yes	The Nominating Committee is comprised of three unrelated, non-management directors.
5.     Every corporation should implement a
        process to be carried out by the
        nominating committee or other
        appropriate committee for assessing the
        effectiveness of the Board, its
committees and of individual directors.	Yes
The Governance and Nominating Committee assesses the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors. This process is used with respect to both the appointment of new and the assessment of continuing directors.

6. Every corporation should provide orientation and education programs for new directors.	Yes	New directors are provided opportunities to meet with management, tour properties and receive reports relating to the Company's business and affairs.
7. Every corporation should examine the size and, where appropriate, consider reducing the size of the Board with a view to improving effectiveness.	Yes
The Board from time to time reviews the contributions of the directors, and considers whether the current size of the Board promotes effectiveness and efficiency. The Board believes its current size does so.

8. The Board should review the adequacy and form of compensation of the directors in light of risks and responsibilities.	Yes
The Board and the Compensation Committee review the adequacy and form of the compensation of directors annually. The Board considers the time commitment, comparative fees and responsibilities in determining remuneration.

9. Committees should be generally composed of non-management directors, the majority of whom are unrelated to management.	Yes	The Compensation Committee, the Audit Committee and the Nominating Committee each are comprised of three unrelated, non-management directors.

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Guidelines	Does the Company Align?	Comments
10.   The Board should expressly assume
        responsibility for, or assign through a
        committee of directors a general
        responsibility for, developing the
        corporation's approach to governance
        issues. This committee would, among
        other things, be responsible for the
        corporation's response to these
governance guidelines.	Yes	The full Board is responsible for developing and monitoring the Company's approach to governance issues.
11. (a) The Board, together with the CEO, should develop position descriptions for:
(i) the Board; and	Yes	The Corporation's Charter of Director Governance outlines the specific roles and duties of the Company's directors.
(ii) the CEO, including the limits to his responsibilities	Yes
The CEO's position description is contained with his employment agreement, which was negotiated with the Compensation Committee and approved by it and by the Board. All new material projects and agreements are approved by the Board.

(b) The Board should approve the CEO's corporate objectives.	Yes	The CEO's objectives are set out in his employment contract and at Board meetings.
12. The Board should establish structures and procedures to enable the Board to function independently of management.	Yes
The Chairman of the Board is not a member of management and has responsibility to ensure the board discharges its responsibilities. Also, the Board's Audit, Compensation and Governance & Nominating Committees permit the unrelated directors of the Board to meet regularly without management present.

13.   The Board should establish an Audit
        Committee, composed only of outside
        directors, with specifically defined roles
        and responsibilities, direct
        communication channels with the
        internal and external auditors and
        oversight responsibility for
        management reporting on internal
control.	Yes
The Audit Committee is comprised entirely of outside directors, none of whom is part of management. The Audit Committee's mandate includes:

- monitoring audit functions and the preparation of financial statements;

- reviewing and monitoring management in carrying out its responsibility to design and implement an effective system of internal controls;

- reviewing and approving quarterly financial reports and related press releases;

- meeting with the outside auditors independently of management.

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Guidelines	Does the Company Align?	Comments
14.   The Board should implement a system
        to enable individual directors to engage
        outside advisors at the Company's
        expense, in appropriate circumstances,
        subject to the approval of an
appropriate committee.	Yes	Should the need ever arise, the directors have been advised that they may retain outside advisors independent of the Company's regular advisors, subject to the approval of the Audit Committee.

CERTIFICATION

The contents and sending of the Notice of Meeting and this Information Circular have been approved by the directors of the Company.

Where information contained in this Information Circular rests particularly within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, and constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the Shareholders.

DATED this 17th day of April, 2003.

TRANSGLOBE ENERGY CORPORATION

(signed) "Ross G. Clarkson"	(signed) "David C. Ferguson"
Chief Executive Officer	Chief Financial Officer

Instrument of Proxy

FOR THE ANNUAL AND EXTRAORDINARY MEETING OF SHAREHOLDERS

TRANSGLOBE ENERGY CORPORATION

to be held on May 29, 2003 at 3:00 p.m. (Calgary time)
at The Calgary Petroleum Club,
319 – 5th Avenue SW, Calgary, Alberta

The undersigned shareholder of TransGlobe Energy Corporation (the "Company") hereby appoints, Ross G. Clarkson, of the City of Calgary, in the Province of Alberta, President and Chief Executive Officer of the Company, or, failing him, Robert A. Halpin, of the City of Calgary, in the Province of Alberta, director and Chairman of the Board of the Company, or instead of either of the foregoing, ______________________, as proxyholder of the undersigned with full power of substitution to attend, act and vote for and on behalf of the undersigned at the annual and extraordinary meeting of the shareholders of the Company (the "Meeting"), to be held on May 29, 2003 and at every adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ________________________________

DATE SIGNED: ______________________

THIS PROXY MUST BE SIGNED AND DATED
SEE IMPORTANT INSTRUCTIONS ON REVERSE

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Fixing the number of directors at five (5);			N/A
2. The election of Robert A. Halpin as a director of the Company;		N/A	
3. The election of Ross G. Clarkson as a director of the Company;		N/A	
4. The election of Lloyd W. Herrick as a director of the Company;		N/A	
5. The election of Erwin L. Noyes as a director of the Company;		N/A	
6. The election of Geoffrey C. Chase as a director of the Company;		N/A	
7. The appointment of Deloitte & Touche LLP as auditors of the Company and authorizing the directors to fix their remuneration as such;		N/A	
8. Passing an ordinary resolution authorizing the Company to issue in excess of 25% of its issued and outstanding share capital over the course of the next year;			N/A
9. Passing an ordinary resolution adopting a new stock option plan for the Company;			N/A
10. Passing a special resolution ratifying the adoption of a new shareholder rights protection plan for the Company; and			N/A
11. Transacting such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.			N/A

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions** ***must be DEPOSITED*** **at the office of "COMPUTERSHARE TRUST COMPANY OF CANADA" no later than forty-eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address: Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, ON, M5J 2Y1

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote

TRANSGLOBE ENERGY CORPORATION

RETURN CARD

Pursuant to National Instrument 54-102 Interim Financial Statement and Report Exemption, TransGlobe Energy Corporation (the "Company") shall maintain a supplemental mailing list and shall deliver interim financial statements to security holders on that list. If you wish to be placed on the Company's supplemental mailing list, please print your name and address and mail this card to the Company's registrar and transfer agent:

Computershare Trust Company of Canada
Proxy Department
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1

I DO WISH TO BE PLACED ON THE COMPANY'S SUPPLEMENTAL MAILING LIST:

______________________________________________
NAME (please print)

______________________________________________
ADDRESS (including postal code)
______________________________________________

______________________________________________
DATE